SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH May 10, 2007

(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

(A translation of the original version in Portuguese, as published in Brazil, containing interim financial information prepared in accordance with accounting practices derived from the
Brazilian Corporation Law and the regulations issued by the
Brazilian Securities and Exchange Commission (CVM))

TAM S.A.
Quarterly Information (ITR) at
March 31, 2007
and Report of Independent Auditors
on Limited Reviews
(unaudited)

REGISTRATION WITH THE CVM DOES NOT IMPLY ANY ANALYSIS OF THE COMPANY. COMPANY MANAGEMENT IS RESPONSIBLE FOR THE ACCURACY OF THE INFORMATION PROVIDED.

01.01 - IDENTIFICATION

1 - CVM CODE 01639-0	2 - COMPANY NAME TAM S.A.	3 - Federal Corporate Taxpayers' Registration Number (CNPJ)01.832.635/0001-18
4 - State Registration Number – NIRE 35.300.150.007

01.02 - HEAD OFFICE

1 - ADDRESS Avenida Jurandir, 856 – Lote 4			2 - SUBURB OR DISTRICT Jardim Ceci
3 - POSTAL CODE 04072-000	4 – MUNICIPALITY São Paulo			5 - STATE SP
6 - AREA CODE 0011	7 - TELEPHONE 5582-8817	8 – TELEPHONE 5582-8365	9 - TELEPHONE 5582-9463	10 - TELEX
11 - AREA CODE 0011	12 - FAX 5582-8149	13 – FAX 5582-8804	14 - FAX 5582-8825
15 - E-MAIL libano.barroso@tam.com.br

01.03 - INVESTOR RELATIONS OFFICER (Company Mail Address)

1 – NAME Líbano Miranda Barroso
2 - ADDRESS Avenida Jurandir, 856 - Lote 4			3 - SUBURB OR DISTRICT Jardim Ceci
4 - POSTAL CODE 04072-000	5 – MUNICIPALITY São Paulo			6 - STATE SP
7 - AREA CODE 0011	8 - TELEPHONE 5582-8817	9 – TELEPHONE 5582-8365	10 - TELEPHONE 5582-9463	11 - TELEX
12 - AREA CODE 0011	13 - FAX 5582-8149	14 – FAX 5582-8804	15 - FAX 5581-8825
16 - E-MAIL libano.barroso@tam.com.br

01.04 -GENERAL INFORMATION/INDEPENDENT ACCOUNTANT

CURRENT YEAR		CURRENT QUARTER			PRIOR QUARTER
1-BEGINNING	2-END	3-QUARTER	4-BEGINNING	5-END	6-QUARTER	7-BEGINNING	8-END
01/01/07	12/31/07	1	01/01/07	03/31/07	4	10/01/06	12/31/06
9 - INDEPENDENT ACCOUNTANT KPMG Auditores Independentes					10 - CVM CODE 00418-9
11 - PARTNER RESPONSIBLE Pedro Augusto de Melo					12 - INDIVIDUAL TAXPAYERS' REGISTRATION NUMBER OF THE PARTNER RESPONSIBLE 011.512.108-03

01.05 - CAPITAL COMPOSITION

Number of shares (thousand)	Current Quarter 03/31/07	Prior quarter 12/31/06	Same quarter in prior year 03/31/06
Paid-up capital
1 - Common	59,792	59,792	59,795
2 - Preferred	90,771	90,771	84,264
3 - Total	150,563	150,563	149,059
Treasury stock
4 - Common	0	0	0
5 - Preferred	0	0	0
6 - Total	0	0	0

01.06 - CHARACTERISTICS OF THE COMPANY

1 - TYPE OF COMPANY Commercial, industrial and other
2 – SITUATION Operational
3 - NATURE OF OWNERSHIP National private
4 -ACTIVITY CODE 1140- Transport and logistics services
5 - MAIN ACTIVITY Transportation of passengers and cargo
6 - TYPE OF CONSOLIDATION Total
7 - TYPE OF REPORT OF THE INDEPENDENT ACCOUNTANT Without exception

01.07 - COMPANIES EXCLUDED FROM THE CONSOLIDATED FINANCIAL INFORMATION

1 - ITEM	2 - CNPJ	3 – NAME

01.08 - DISTRIBUTIONS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 - ITEM	2 - EVENT	3 - DATE APPROVED	4 – TYPE	5 - DATE OF PAYMENT	6 - TYPE OF SHARE	7 - AMOUNT PER SHARE
01	RCA	03.20.2007	Dividends	03.30.2007	ON	0.7993821500
02	RCA	03.20.2007	Dividends	03.30.2007	PN	0.7993821500
03	RCA	03.20.2007	Interest on shareholders´ equity	03.30.2007	ON	0.1123196500
04	RCA	03.20.2007	Interest on shareholders´ equity	03.30.2007	PN	0.1123196500

01.09 - SUBSCRIBED CAPITAL AND ALTERATIONS IN THE CURRENT YEAR

1 - ITEM	2 - DATE OF ALTERATION	3 - CAPITAL (IN THOUSANDS OF REAIS)	4 - AMOUNT OF THE ALTERATION (IN THOUSANDS OF REAIS)	5 -NATURE OF ALTERATION	7 - NUMBER OF SHARES ISSUED (Thousand)	8 - SHARE PRICE ON ISSUE DATE (IN REAIS)

01.10 - INVESTOR RELATIONS OFFICER

1 - DATE	2 - SIGNATURE

02.01 - Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 03/31/07	4 - 12/31/06
1	Total assets	2,015,314	2,111,878
1.01	Current assets	541,276	722,879
1.01.01	Cash and cash equivalents	512,994	668,651
1.01.01.01	Cash	4,240	146
1.01.01.02	Cash Equivalents	508,754	668,505
1.01.04	Other	28,282	54,228
1.01.04.01	Tax Credits	8,493	6,769
1.01.04.02	Dividends Receivable	16,911	44,495
1.01.04.03	Deferred Income Taxes and Social Contribution	1,158	1,164
1.01.04.04	Prepaid expenses	1,720	1,800
1.02	Long-term receivables	1,474,038	1,388,999
1.02.01.01.01	Judicial Deposits	14	14
1.02.02.01.03	Subsidiaries	1,474,024	1,388,985

02.02 - Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

1 - Code	2 - Description	3 - 03/31/07	4 - 12/31/06
2	Total liabilities and stockholders' equity	2,015,314	2,111,878
2.01	Current liabilities	10,602	166,346
2.01.02	Debentures	9,823	28,573
2.01.04	Taxes, charges and contributions	143	140
2.01.04.01	Salários e encargos	106	115
2.01.04.02	Taxes and tariffs	37	25
2.01.05	Dividends payable	525	137,629
2.01.06	Provisions	106
2.01.06.01	Deferred Income Taxes and Social Contribution	106
2.01.08	Other	5	4
2.01.08.01	Other accounts payable	5	4
2.02	Long-term liabilities	502,100	502,100
2.02.01	Loans and financing	502,100	502,100
2.02.01.02	Debentures	500,000	500,000
2.02.01.04	Payables to related parties	536	536
2.02.01.06	Other	1,564	1,564
2.02.01.06.01	Other accounts payable	1,564	1,564
2.04	Stockholders’ equity	1,502,612	1,443,432
2.04.01	Capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	146,468	147,874
2.04.03.02	Subsidiary/associated companies	146,468	147,874
2.04.04	Revenue reserves	523,657	517,703
2.04.04.01	Legal	33,786	33,786
2.04.04.05	Retention of profits	489,871	483,917
2.04.05	Retaind Earnings	54,632

03.01 - Statement of Operations (R$ thousand)

1 – Code	2 – Description	3 - 01/01/07 to 03/31/07	4 -01/01/07 to 03/31/07	5 - 01/01/06 to 03/31/06	6 - 01/01/06 to 03/31/06
3.01	Gross sales and/or services revenue
3.01.01	Other operating income
3.02	Deductions
3.03	Net sales and/or services revenue
3.04	Cost of sales and/or services
3.05	Gross profit
3.06	Operating expenses/income	59,292	59,292	128,768	128,768
3.06.01	Selling
3.06.02	General and administrative	(711)	(711)	(7,750)	(7,750)
3.06.02.01	Director´s Fees	(323)	(323)	(317)	(317)
3.06.02.02	Other expenses general and administrative	(388)	(388)	(7,433)	(7,433)
3.06.03	Financial	2,548	2,548	13,786	13,786
3.06.03.01	Financial income	19,770	19,770	15,976	15,976
3.06.03.02	Financial expenses	(17,222)	(17,222)	(2,190)	(2,190)
3.06.04	Other operating income
3.06.05	Other operating expenses	(179)	(179)	(179)	(179)
3.06.06	Equity in the earnings of subsidiaries	57,634	57,634	122,911	122,911
3.07	Operating income	59,292	59,292	128,768	128,768
3.08	Non-operating results
3.08.01	Income
3.08.02	Expenses
3.09	Profit before taxes and profit sharing	59,292	59,292	128,768	128,768
3.10	Provision for income tax and social contribution	(112)	(112)	(2,030)	(2,030)
3.11	Deferred income tax

1 – Code	2 – Description	3 - 01/01/07 to 03/31/07	4 -01/01/07 to 03/31/07	5 - 01/01/06 to 03/31/06	6 - 01/01/06 to 03/31/06
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	59,180	59,180	126,738	126,738
	Number of shares (thousand), excluding treasury stock	150,563	150,563	149,059	149,059
	Net income per share	0.39306	0.39306	0.85025	0.85025

04.01 – Explanatory notes

1 Operations

Social Object

TAM S.A. (“TAM”) is a corporation created on May 12, 1997, whose main objective is to direct invest in companies which carry out air transportation activitie. TAM S.A. maintains an investment in the subsidiary TAM Linhas Aéreas S.A. (“TLA”), a company which operates scheduled flights carrying passengers and cargo both nationally and internationally, in Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates scheduled flights in that country, as well as in Argentina, in Brazil, in Chile, in Uruguay and in Bolivia.

The TLA are consolidated with those of it subsidiary Fidelidade Viagens e Turismo Ltda. (Fidelidade). Fidelidade operates as a travel and tourism agency under the name of TAM Viagens.

On July 15, 2005, following the issue of a supplementary lot of shares, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange – BOVESPA. Its main objective was to raise funds to acquire or lease aircraft to renew and increase its fleet, in line with the strategy of consolidating and increasing its leadership in the domestic market and selectively expanding its participation in the international market. With the same objective, on March 10, 2006 the Company made a further Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, from the exercise of a supplementary lot of shares as permitted by the Preferencial Share Distribution agreement.

2 Presentation of the interim financial information

The financial information have been prepared in accordance with the accounting practices adopted in Brazil ("Brazilian GAAP'') which are based on:

• Brazilian Law No. 6.404/76, as amended by Brazilian Law No. 9.457/97 and Brazilian Law No. 10.303/01;

• the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or "CVM''); and

• the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or "IBRACON'').

The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'') (formerly the Civil Aviation Department – DAC).

The financial statements for the year ended at December 31, 2006 and the financial information ended at March 31, 2006 had determined adjusted balances, in accordance with CVM Deliberation nº 506/06, for ends of comparison with the financial information of the current period, according record the financial instruments to fair value market, as mentioned in the note 21 (g).

The Company has formally agreed with the São Paulo Stock Exchange – BOVESPA, to adopt differentiated corporate governance practices – Level 2. The Company’s interim financial information meets the additional requirements of the Level 2 corporate governance practices.

In order to provide additional clarity and transparency to the market, the Company is disclosing its statement of cash flows and added value statement, as information.

• Cash flow

Prepared in accordance with NPC 20 from the Brazilian Institute of Independent Auditors – IBRACON, it discloses the main operations that affected cash and financial investment, as demonstrated in Note 32.

• Added value

Prepared in accordance with CVM guideline 24/92 and CVM Official Circular 01/00. The standard used is that proposed by NBCT 3.7 from the Federal Accounting Council, and presents the added value created by the Company and the manner in which this wealth was distributed between employees, the Government, external financers and shareholders, as demonstrated in Note 33.

3 Significant accounting practices

(a) Income statement

Income and expenses are recognized on the accrual basis, as follows:

i. Air transportation revenues are recognized when transportation services are rendered;

ii. Tickets sold but not used are classified as "advances from ticket sales" and are registered as current liabilities; and

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. Other income from sales and/or services represents fees from changing flight reservations, sub-leasing of airplanes, partnerships with the Loyalty Program for frequent flyers (TAM Loyalty Program), and other services, which are recognized when the service is provided.

(b) Accounting estimates

The accounting estimates, which are reviewed quarterly, were based on management’s judgement to determine the appropriate amounts to be recorded in the financial information. Significant items subject to these estimates and assumptions include among others the, allowance for doubtful accounts, allowance for inventory losses, deferred income tax and social contribuition assets, provision for contingencies, valuation of derivative instruments, assets and liabilities related to employees’ benefits and liabilities arising from the frequent flyer program.

(c) Foreign currency

Monetary assets and liabilities denominated in foreign currencies, including those belonging to subsidiaries based abroad, were translated into Reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statement of income.

(d) Current and long-term assets

• Financial investments

The financial investments are recorded at cost plus income accrued up to the balance sheet date.

• Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable was calculated at an amount considered adequate by management to cover any losses arising on collection of accounts receivable.

• Inventories

Inventories, consisting substantially of parts and materials to be used in maintenance and repair services, are stated at the average cost of purchase, which is lower than replacement cost. Additionally, inventories are reduced by provision for losses with obsolete items, when applicable.

• Advances for aircraft maintenance

Advances for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the TLA presents proof of the performance of such maintenance, the related advances are reimbursed.

• Investments

Investments in subsidiaries are stated using the equity method, plus positive goodwill or less negative goodwill, when applicable.

Goodwill arising on the purchase of TLA, is substantially based on expected future profitability, and is being amortized over ten years, as from the date on which benefits started to be generated. In the consolidated financial information, the balance has been reclassified as "Deferred Assets".

Negative goodwill takeover of Mercosur is considered to arise due to other economic reasons (art. 21, line c of the CVM Instruction 1/78) and will be amortized upon the eventual divestiture or extinction of the assets, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. In the consolidated financial information, this amount is classified as “deferred charges”.

• Property, plant and equipment

Property, plant and equipment are recorded at the cost of acquisition, formation or construction, increased due to the revaluation of certain asset types. Depreciation is calculated using the straight-line method at rates described in Note 11, which take into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhaul method and are amortized through the next scheduled maintenance.

• Deferred charges

Deferred charges substantially comprised by goodwill arising on the acquisition of TLA.

• Other current and non-current assets

Stated at their net ralizable value.

(e) Current and long-term liabilities

Stated at the known or estimated amounts, plus, when applicable, the corresponding charges and/or monetary and exchange rate variations incurred up to the balance sheet date.

(f) Provisions

Provisions are recognized in the balance sheet when the Company has obligations of a legal nature or arising as a result of past events, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimate of risks involved.

(g) Advances from ticket sales

Advances from ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the associated service is carried out or when the tickets expire.

(h) Benefits to employees

TAM Linhas Aéreas S.A. sponsors retirement benefit plans in the forms of “defined contribution” and “defined benefits”. Based on CVM Deliberation 371/00, the Company has adjusted the actuarial liability, existent since 2001, stright in the statement of operations, for a period of 5 years.. On november 21, 2006 the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(i) Income tax and social contribution

Income and social contribution taxes, current and deferred, are recorded based on the rates of the income tax and social contribution on net income, and consider the offsetting of tax loss carryforwards and negative basis of social contribution, limited to 30% of the annual taxable income.

The deferred tax assets resulting from carryforward tax losses, negative basis of social contribution and temporary differences were recorded in accordance with CVM Instruction 371/02, and consider past profitability and expectations of future taxable income, based on a technical viability study.

The Company also recognizes deferred income tax and social contribution liabilities on surpluses generated by the restatement of assets.

(j) Leases

Leases are recorded as follows:

Financial leases – When a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as an “Property plant & equipment” against current and non-current obligations;

Operating leases - Refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of the lease instalments are recorded in the income statement when incurred, as “Cost of services rendered”.

(k) Financial instruments

TLA has operations involving financial instruments with the objective of reducing its exposure to exchange rates and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

In the quarter ended March 31, 2007 the Company, pursuing on going improvements in best corporate governance practices and financial controls, change its accounting practice and recognizing financial instruments under fair value market. The financial statements for the year ended at December 31,2006 and the financial information at March 31, 2006 had been adjusted for ends of comparison.

(l) TAM Loyalty Program

The Company sponsors a program to reward frequent flyers (TAM Loyalty Program), whereby points are accumulated on TAM flights or flights with partner airline companies, by making purchases using the TAM Loyalty credit card, or by using services and products provided by TAM´s partners.

At March 31, 2007, TLA's customers had earned points which had not been utilized.

In the quarter ended at March 31, 2006, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The effect of this change – in the amount of R$ 8,919 – was recorded directly to Shareholders’ Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Income arising from TAM's partners on the program is recorded as received.

4 Consolidated financial information

The financial information of consolidated subsidiaries, have been review by independent auditors, who have issued limited review reports.

The consolidated financial information include the financial information of TAM S.A. and its subsidiaries, as listed below:

		Ownership percentage

	Date of consolidated
	interim financial
	information	03.31.2007	12.31.2006

TAM Linhas Aéreas S.A.	03.31.2007	100.00	100.00
Fidelidade Viagens e Turismo Ltda.	03.31.2007	99.99	99.99
Transportes Aéreos del Mercosur S.A.	02.28.2007	94.98	94.98

The accounting polices have been consistently applied by the consolidating companies and are aconsistent with those used in the previous period and year.

The quarterly financial information of TAM Linhas Aéreas S.A., which were used as the basis for the consolidation by TAM S.A., take into consideration its balances consolidated with those of subsidiary Fidelidade Viagens e Turismo Ltda.

Description of main consolidation procedures:

i. Elimination of intercompany asset and liability account balances;

ii. Elimination of investment in the capital, reserves and retained (or negative) earnings of subsidiaries;

iii. Elimination of intercompany income and expense balances;

iv. Identification of minority interests in the consolidated financial information;

v. The revaluation of Mercosur’s fixed assets has been considered in the consolidated financial information, in order to comply with the Company’s accounting practices. However no accounting adjustments were made to the statutory books in its country of origin;

vi. The shareholders’ equity of the company headquartered abroad (Mercosur) was translated into Reais at the exchange rate in effect on the interim close date in accordance with Pronouncement XXV of IBRACON, as approved by CVM Deliberation 28/86. The calculation of the equity in earnings of subsidiaries comprises, in addition to the participation in income, the effects of the exchange rate variation on the shareholders’ equity of the subsidiary.

vii. The company consolidated its investments in its financial information as required by CVM instruction no. 408/2004 and the income from these funds was recognized in the “Financial income” account as set out in Note 5.

5 Financial investments - Consolidated

(a) Composition

	Interest income
	(average weighted)	03.31.2007	03.31.2006

In local currency

Investment funds		23,869	23,150
Bank deposit certificates – CDB	102.7% of CDI	107,742	121,868
Variable income bonds
Fixed Interest	12.5% p.a.	871,205	1,132,256
Variable	99.3% of CDI	73,870	75,140
	100% of Selic	337,550	611,177
	IPCA + 9.0	292,918	185,235
	IGPM + 8.2% p.a.	19,343	9,433
Overnight		46,602	24,090
Debentures	101.8% of CDI	70,328	65,992
Variable income funds and shares		55,923	50,529
Others		16,886	20,355

		1,910,236	2,319,225
In foreign currency
Fixed income funds		18,254	11,295

		1,928,490	2,330,520

(b) Exclusive investment funds

	Parent Company			Net Equity

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Spitfire II Fundo de Investimento em
Cotas de Fundos de Investimento
Multimercado	434,883	595,167	1,844,212	2,248,438

Total	434,883	595,167	1,844,212	2,248,438

Through the above investment fund, indirect investment was made in the following funds:

• Constellation Fundo de Investimento Multimercado;
• 14 BIS Fundo de Investimento Multimercado;
• Fundo de Investimento Multimercado First Class;
• Stearman Fundo de Investimento Multimercado;
• Cruiser Fundo de Investimento Multimercado;
• Tucano Fundo de Investimento Multimercado.

These funds are designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

The financial investments in investments funds can be redeemed at any time without loss of revenue.

6 Trade accounts receivable – Consolidated

(a) Breakdown of balance

			03.31.2007	12.31.2006

	Domestic	International	Total	Total

Credit cards	496,995	26,418	523,413	437,627
Travel agencies	199,079	30,324	229,403	218,746
Account holders	24,201	1,066	25,267	25,917
Other airlines	4,957	29,569	34,526	29,799
Cargo agencies	13,788	44,942	58,730	20,583
Post-dated checks	14,913		14,913	13,412
Others	81,119	10,871	91,990	73,275

Total	835,052	143,190	978,242	819,359

Allowance for doubtful accounts	(34,905)	(4,675)	(39,580)	(38,387)

Total	800,147	138,515	938,662	780,972

“Others” includes mainly receivables derived from product swaps and sales of Loyalty Program points.

(b) Aging list – Receivables by due date

Composition	03.31.2007	03.31.2006

Not yet due	880,081	722,798
Overdue
Up to 60 days	21,050	21,801
From 61 to 90 days	5,761	6,933
From 91 to 180 days	16,659	14,561
From 181 to 360 days	19,427	15,253
Over 360 days	35,264	38,013

	978,242	819,359

(c) Changes in the allowance for doubtful accounts
	03.31.2007	03.31.2006

Balance at the beginning of the period	38,387	31,536
Increases (recorded as sales expenses) in the period	1,423	1,333
Recovered in the period	(230)	(8,818)

Balance at the end of the period	39,580	24,051

7 Inventories - Consolidated
	03.31.2007	12.31.2006

Spare parts and material for repairs and maintenance	127,146	114,194
Other inventories	8,281	10,635

Total	135,427	124,829
Provision for loss on realization	(11,419)	(10,954)

Total	124,008	113,875

“Other inventories” is mainly composed of uniform, stationary and catering items

8 Advances to aircraft manufacturers - Consolidated

The Company made pre-payments, as part of its program to acquire new aircraft. Amounts outstanding at March 31, 2007 amounted to R$ 558,702 (December 31, 2006 - R$ 352,708), equivalent to US$ 272,484 thousand (December 31, 2006 – US$ 164,971 thousand). Of this amount, R$ 379,379 refers to aircraft which will be delivered in long-term.

The amounts disbursed are reported as advances, since TLA is guaranteed reimbursement of these prepaid amounts when the aircrafts are delivered by the manufacturer.

9 Deposits in guarantee - Consolidated

Deposits and collateral in guarantee associated with the lease contracts for aircraft and engines are stated based on the U.S. dollar exchange rate, at LIBOR plus a spread of 1% per annum. The terms for redemption of the deposits and collateral are defined in the lease agreements.

10 Investments in subsidiaries

(a) Breakdown

	Parent Company			Consolidated

	03.31.2007	12.31.2006	03.31.2007	12.31.2006

Investments in subsidiaries	1,484,585	1,399,367
Goodwill (negative goodwill) on
acquisition of subsidiaries	(10,561)	(10,382)
Other investments			70	70

	1,474,024	1,388,985	70	70

(b) Information on subsidiaries

			03.31.2007	12.31.2006

		Transportes
	TAM Linhas	Aéreos del
	Aéreas S.A.	Mercosur S .A.	Total	Total

Number of shares
Total	2,064,602	87,653
Held	2,064,602	83,253
Percentage participation	100.00	94.98

Shareholders’ equity and advances for
capital increase	1,427,888	59,694
Net income for the period	52,852	5,035
Book value of investment	1,427,888	56,697	1,484,585	1,399,367
Equity in earnings for the period	52,852	4,782	57,634	515,610

11 Related party transactions

					03.31.2007	12.31.2006

				Fidelidade
			Transportes	Viagens e
		TAM Linhas	Aéreos del	Turismo
	TAM S.A.	Aéreas S.A.	Mercosur S.A.	Ltda.	Total	Total

TAM S.A.

Interest on shareholders’
equity and dividends
receivable		16,911			16,911	44,495
Non-current payables –
intercompany loans		(536)			(536)	(536)
Advance for capital increase
(AFAC)						(508,486)

TAM Linhas Aéreas S.A.
Accounts receivable			1,571	44,066	45,637	43,866
Accounts payable			(1,008)		(1,008)	(1,108)
Long-term receivables –
intercompany loans	536				536	536
Interest on shareholders’
equity and dividends
payable	(16,911)				(16,911)	(44,495)
Other operating income			7,374		7,374	19,739
Advance for capital increase
(AFAC)						508,486

Transportes Aéreos del
Mercosur S.A.
Cost of services rendered		(7,374)			(7,374)	(19,739)
Accounts receivable		1,008			1,008	1,108
Accounts payable (deposit as
guarantee)		(1,571)			(1,571)	(1,607)

Fidelidade Viagens e
Turismo Ltda.
Accounts payable		(44,066)			(44,066)	(42,259)

	(16,375)	(35,628)	7,937	44,066

During the first quarter of 2007, TLA received R$ 304 (March 31,2006 - R$ 289) from Táxi Aéreo Marília S.A. (“Marília”), as a reimbursement of costs for using part of its structure, such as the import area, personnel department and aircraft insurance. Marília has indirect shareholders common to TAM.

The operations performed between the companies were carried out under normal market conditions.

The Company and its subsidiaries signed in march, 2005, contract with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract has the same term of the current Company’s passagers air transportation concession and establishes a monthly fee, adjusted annually by IGPM, which for the quarter ended March 31, 2007 totalled R$ 3,557 (March 31,2006 – R$ 3,467) and was recorded as “Administrative expenses”.

12 Property, plant and equipment – consolidated

(a) Breakdown of balance

			03.31.2007	12.31.2006

					Annual
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rates- %

Flight equipment	778,054	(359,455)	418,599	418,695	8.96
Buildings	220,156	(13,518)	206,638	207,467	2.82
Computers and software	98,573	(47,072)	51,501	55,522	20.00
Machinery and equipment	66,938	(32,801)	34,137	33,049	10.00
Furniture, fixtures and
facilities	24,391	(12,453)	11,938	11,837	10.00
Vehicles	35,085	(27,556)	7,529	7,292	20.00
Construction in progress	44,646		44,646	43,406
Software	5,467	(69)	5,398		33.33
Other	25,766	(11,735)	14,031	14,417	6.70

	1,299,076	(504,659)	794,417	791,685

“Flight equipment” includes engines and spare parts. “Others” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

Mortgages were taken out on property and property improvements belonging to TLA in the amount of R$ 110,499, in order to guarantee some loans (see note 13).

(b) Revaluation ( Note 21 (c))

TLA continued to adopt the accounting criteria of “Revalued market value". Independent experts (Engeval Engenharia de Avaliações S/C Ltda.) issued an appraisal report at November 30, 2006 which was subsequently approved at an Extraordinary General meeting - AGE, held on December 29, 2006. The new revaluation, which included all of airplane engines and properties, was recorded. This revaluation resulted in an increase in property, plant and equipment of R$ 9,541 (R$ 7,332 net of the provision for income tax and social contribution, as required by CVM Deliberation 273/98). The revaluation includes the replacement value of assets, under the same conditions in which they are identified. Consequently, when applicable, new estimates of the useful lives of these items were determined.

Mercosur, in accordance with accounting practices adopted by the Company, revaluated its aircraft and property balances at November 30, 2006, in accordance with an appraisal report issued by independent experts. This revaluation resulted in an equity decrease, in the parent company, of R$ 633, with an net effect of R$ 601 in TAM. The valuations include the replacement value of assets, under the same conditions in which they were found.

As required by CVM Deliberation 183/95, realization of the revaluation reserve was charged to retained earnings, and amounted to R$ 1,406 for quarted ended at March 31, 2007, (March 31,2006 - R$ 915).

13 Loans and financing – Consolidated

			Payment terms
		Interest rates	and year of last
	Guarantees	(weighted average)	payment	03.31.2007	12.31.2006

Local
currency

Leasing of IT	Promissory note	1.9% to 23.4% p.a.	Monthly until
equipment	R$ 13,788	(15.3% p.a.)	2009	11,897	7,534

Leasing of IT	Promissory note	CDI + 0.4 p.a.% to	Monthly until
equipment	R$ 14,227	3.6% p.a. (3.6% p.a.)	2009	24,256	32,269

	Lien over assets
FINEM – Sub	and accounts	TJLP + 4.5% p.a.	Monthly until
credit A	receivable	(6.5% p.a.)	2011	69,352	72,979

	Lien over assets	Basket of currencies
FINEM – Sub	and accounts	BNDES + 3.5% p.a.	Monthly until
credit B	receivable	(4.9% p.a.)	2012	10,777	11,762

			Monthly until
Compror	No guarantee	13.6% p.a.	2007	183,854	129,952

	Promissory notes	TJLP + 3.4% p.a. to	Monthly until
Others	of R$ 6,995	5.5% p.a. (7.2% p.a.)	2011	5,754	6,006

Total in local currency				305,890	260,502

			Payment
			terms and
		Interest rates	year of last
	Guarantees	(weighted average)	payment	03.31.2007	12.31.2006

Foreign currency

	Promissory note	12 months LIBOR +
	USD 14,294	0.7% to 5.6%p.a.	Annual until
FINIMP	thousand	(5.9% p.a.)	2009	123,315	134,113

International Finance		6 months LIBOR+ 3%	Six-monthly
Corporation - IFC	Guarantee deposit	p. a. (8.3% p.a.)	until 2012	41,162	42,083

		Fixed instalments of	Monthly until
Leasing renegotiation	Letter of guarantee	(US$ 55 thousand)	2022	13,305	14,014

Financing - Machinery		1 month LIBOR +	Monthly until
and equipment	Guarantee deposit	5% p.a. (10.3% p.a.)	2008	1,188	1,308

	Promissory notes
	USD 2.252
	thousand to	6 months LIBOR or
	USD 3,165	fixed interest a	Monthly until
Others	thousand	(8.3%p.a.)	2007	720	752

Total in foreign currency				179,690	192,270

Total in local and foreign currency				485,580	452,772

Current				(268,098)	(221,908)

Non-current				217,482	230,864

Abbreviations:
FINIMP – Import Financing
FINAME – Government agency financing for machinery and equipment
TJLP – Long term interest rate
CDI – Interbank deposit rate

Long-term amounts fall due as follows:

Year	03.31.2007	12.31.2006

2008	66,617	79,092
2009	90,392	90,437
2010	24,395	24,548
2011	22,663	22,818
2012	3,841	3,997
After 2012	9,574	9,972

	217,482	230,864

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advance payments made to aircraft manufacturers for future determined aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, US$ 3,9 million were used for financing pre-payments to aircfraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.

The Company is subject to some covenants under its loan facilities such as, financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of March 31, 2007 the Company is in compliance with all of its covenants.

14 Financial leases - Consolidated

		Monthly
		payments
	Financial interest	with final
	(weighted average)	due date in	03.31.2007	12.31.2006

Foreign currency

Airbus A319/A320
engines	6 months LIBOR (5.4% p.a.)	2015	42,284	46,166
Airbus A330 engines
and spare parts	1 month (5.3% p.a.)	2009	5,300	5,939
Installments of
renegotiated
operational leases	1 month LIBOR (5.5%p.a.)	2009	19,950	24,365
	6 months LIBOR (5.4%p.a)	2016	59,560	73,465
	3 months LIBOR (5.36%p.a.)	2009	10,127	8,247
	Fixed interest of from 1.1%p.a.	2009	14,004	3,880

Total			151,225	162,062

Current			(69,318)	(69,108)

Non-current			81,907	92,954

The lease obligations above are secured by letters of credit issued and deposits in guarantee by the Company.

Long term amounts fall due as follows, per year:

Year	03.31.2007	12.31.2006

2008	20,883	27,814
2009	26,628	27,765
2010	12,959	13,691
2011	6,962	8,631
2012	5,606	5,845
After 2012	8,869	9,208

	81,907	92,954

15 Commitments

(a) Operating leases – Consolidated

TLA has operating lease commitments which are not reflected in the balance sheet, since the contracts do not include purchase options for 18 Fokkers 100, 15 Airbus A319, 55 Airbus A320, 10 Airbus A330 and 3 MD-11 (December 31,2006 - 21 Fokker 100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). The terms of the contracts are for periods up to 192 months and are restated based on the U.S. dollar exchange rate variation, plus LIBOR. In the quarter ended March 31, 2007, the cost of aircraft leases recognized in the consolidated statement of operations as "Cost of services rendered" amounted to R$ 219,588 (In first quarter, 2006 – R$ 162,150), equivalent to US$ 104,144 thousand (In first quarter, 2006 – US$ 74,565 thousand).

All the above operations are guaranteed by letters of guarantee.

Furthermore, in order to meet the timetable of payments as set out in the contracts, promissory notes were offered as guarantees by the Company, which at March 31, 2007, amounted to US$ 51,829 thousand (December 31,2006 - US$ 60,943 thousand).

Future disbursements on these contracts, per year of maturity, are summarized below:

			In thousands of US dollars

		Monthly
	Financial interest	payments with
	(weighted average)	final payment in	03.31.2007	12.31.2006

Airbus A319	1 month LIBOR (5.3% p.a.)	2014	133,293	115,713
	3 months LIBOR (5.4% p.a.)	2013	38,125	15,279
	6 months LIBOR (5.3% p.a.)	2020	171,773	177,065

Airbus A320	Fixed interest 4.0% p.a.	2012	56,000	65,708
	1 month LIBOR (5.3% p.a.)	2016	144,445	124,924
	3 months LIBOR (5.4% p.a.)	2022	533,681	419,584
	6 months LIBOR (5.3% p.a.)	2020	529,626	505,146

Airbus A330	Fixed interest 4.6% p.a to
	5.6% p.a (5.2% p.a)	2020	224,568	231,110
	6 months LIBOR (5.3% p.a.)	2017	427,759	443,196

Fokker 100	Fixed interest 1.12% p.a. to
	2.00% p.a. (1.2% p.a.)	2011	66,886	73,934
	6 months LIBOR (5.4% p.a.)	2007	7,400	6,961

MD-11	Fixed payment US$ 399	2008	19,152

Airbus Engines	Fixed interest 0.9% p.a. to
	1.0% p.a.(0.96% p.a.)	2011	10,597	7,143
	6 months LIBOR (5.2% p.a.)	2014	8,040	8,359

			2,371,345	2,194,122

	In thousands of US dollars

Year	03.31.2007	12.31.2006

2007	288,760	332,949
2008	345,266	307,169
2009	305,127	276,941
2010	290,133	264,053
2011	272,500	247,434
2012	232,391	231,711
After 2012	637,168	533,865

	2,371,345	2,194,122

(b) Commitments for future aircraft acquisition

In 1998, TLA signed an agreement to purchase Airbus A320 aircrafts. Out of this contract, TLA had at March 31, 2007, commitment to purchase 2 aircrafts to be delivered through 2008.

In 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same family (including A319, A320 and A321) remaining 19,. the delivery are scheduled up to 2010.

In 2006 the Company finalized the contract to aquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010. The Company also signed a Memorandum of Understanding to purchase 10 aircraft A350-900 with an additional 5 options subject to certain future operational conditions. The A350s will start to be delivered at the end of 2013.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777 – 300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD – 11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

16 Reorganization of the Fokker 100 Fleet

As a result of the process of reorganization of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 leasing contracts, of which 10 were financial leases and 9 were operating leases. As a result, TLA signed a contract for the payment of a penalty fine in 30 consecutive quarterly installments, falling due between April 2004 and July 2011 in the original amount of R$ 94,188. The installments are payable quarterly and letters of guarantee were offered by the Company.

TLA also renegotiated the maturity of certain overdue installments in the original amount of R$ 49,599.

These aircraft, as from the date of the contract up to their return, are classified as operating leases.

At March 31, 2007, the total commitment amounted to R$ 68,912 (December 31,2006 - R$ 74,619), equivalent to US$ 33,609 thousand (December 31,2006 - US$ 34,901 thousand), of which R$ 11,714 (December 31,2006 - R$ 11,813) was recorded in current liabilities (Other accounts payable).

Non-current maturities have the following distribution:

		Consolidated

Year	03.31.2007	12.31.2006

2008	9,105	12,659
2009	16,163	16,854
2010	18,319	19,101
2011	13,611	14,192

	57,198	62,806

17 Advances from ticket sales

At March 31, 2007, the amount recorded as “Advances from ticket sales” is represented by 2,874,153 (December 31,2006 – 2,263,942) ticket coupons sold, but not used.

18 Provision for contingencies and judicial deposits- Consolidated

Management TLA and Mercosur recorded provisions for the total amount being disputed in court for those cases where the Company’s attorneys judge the probable.

As of March 31, 2007, the provision for contingencies together with deposits into court in connection with these disputes is detailed as follows:

			03.31.2007	12.31.2006

	Provision for	Judicial
	contingencies	deposits	Net	Net

Taxes
Contribution for Social Security
Financing - COFINS (i)	309,724	(25,397)	284,327	274,835
Social Integration Program - PIS (i)	85,131	(8,450)	76,681	73,323
Additional tariff (ii)	264,728		264,728	247,790
Withholding income tax (IRRF) on
leases	12,107		12,107	11,910
Staff fund (iii)	54,988		54,988	50,514
Income tax		(3,164)	(3,164)	(3,164)
Others	8,174	(5,900)	2,274	13

	734,852	(42,911)	691,941	655,221

Labor (iv)	8,481	(8,846)	(365)	(3,845)
Civil	17,948	(7,255)	10,693	15,808

	761,281	(59,012)	702,269	667,184

(i) Refers to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribuition and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled in favor of the inconstitutionality of the change in the tax base. In first quarted 2007, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 7,560, where R$ 3,496 has been deducted from administrative expenses and R$ 4,064 from financial expenses. At March 31, 2007 six processes are yet to be judged.

(ii) A 1% charge on the amount of fares of all tickets sold for regular domestic lines which are not supplemented. TLA, based on the opinion of its legal advisors, contests the constitutionality of this charge, and the non-payment is supported by a judicial order.

(iii) Corresponds to a charge of 2.5% of the payroll for private social service and professional education entities. TLA management, based on the opinion of its legal advisors, contest the constitutionality of this charge, and its non-payment is supported by a judicial order.

(iv) Judicial deposits are at amounts in excess of the relevant provisions because they include amounts withheld under measures and judicial deposits on processes not included in the provision which is constituted under CVM Guidance nº. 15/87.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as:

	03.31.2007	03.31.2006

At beginning of the period	722,761	654,101
Increases	86,743	73,691
Reversals	(422)	(852)
Payments	(47,801)	(96,832)

At the end of the period	761,281	630,108

The Company is involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 412,335 (December 31,2006 – R$ 292,242) (mainly fiscal and labor). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amount are probable and therefore, no provision has been recorded.

19 Debentures

The outstanding balance per issue is set ou below:

Date	Series	Quantity	Amount	03.31.2007	12.31.2006

TAM
August 01, 2006	exclusive	50,000	10,000	509,823	528,573

TLA
April 22, 2003	first	473,006	47,301	16,363	21,282
April 22, 2003	second	222,835	22,284	7,709	10,026
May 16, 2003	third	177,165	17,717	7,007	8,783

		873,006	87,302	31,079	40,091

Total				540,902	568,664

Current				(39,953)	(60,588)

Long term				500,949	508,076

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for that provided by TLA.

The debentures have nominal value of R$10,000 and a term of six years. The repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six-months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 shareholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A. (Itaú), on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

20 Income tax and social contribution

(a) Reconciliation between nominal and effective income and social contribution taxes

	03.31.2007	12.31.2006

Income (consolidated) before income tax and social
contribution	89,044	194,814
Rates - %	34%	34%

Expense with income tax and social contribution	(30,275)	(66,237)
Income tax and social contribution
on permanent differences	664	(1,664)

	(29,611)	(67,901)

Income tax and social contribution
Current	(47,200)	(41,981)
Deferred	17,589	(25,920)

	(29,611)	(67,901)

The above statement reflects only the activity of the Company and TLA, since Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales and tax credits on Fidelidade have not been recognized due to the recurrent losses. During the second quarter of 2005, the Company started to earn taxable income and management decided to recognize tax credits resulting from the previous negative results of its operations. It is expected that these credits will be fully compensated by the end of 2007.

TAM S.A. tax loss was fully compensated in the second quarter, of 2006 while the negative balance on social contribution amounts to:

	03.31.2007	12.31.2006

TAM	12,866	12,931
TLA	5,700	44,662

	18,566	57,593

(b) Breakdown of deferred income and social contribution tax assets

	03.31.2007	12.31.2006

Accumulated negative basis of social contribution	1,670	8,251
Temporary differences in the calculation of taxable income	154,038	137,143

Total	155,708	145,394

Current	(33,044)	(36,117)

Non current	122,664	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Based on annual taxable income projections, adjusted to present value based on market interest rates, as well as current legislation related to the offset of taxable income (limited to 30% annually for negative basis of social contribution), management of the Company and TLA estimates that the utilization of deferred tax credits will be completed by the end of the current financial year.

The Company’s management believes that the tax credit related to temporary differences will be realized proportionally to the end of the contingencies and the other events related to.

(c) Deferred income and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded at March 31, 2007 is net of income and social contribution tax charges incurring on revaluation increments calculated on aircraft turbines and property. The deferred taxes were calculated based on the rates estimated for taxation and totaled R$ 55,612 at March 31, 2007 (December 31,2006 - R$ 56,306).

21 Shareholders’ equity (a) Capital

Subscribed and fully paid capital is comprised of 150,563,341 (December 31,2006 – 150,563,341) shares, of which 59,791,955 (December 31,2006 – 59,791,955) are common shares and 90,771,386 (December 31,2006 – 90,771,386) are prefferred shares. Authorized capital amounts to R$ 1,200,000 (December 31,2006 – R$ 1,200,000) and can be increased with the issuance of common and preferred shares after the Board of Directors' approval.

At March 31, 2007, the Company did not hold shares in treasury.

Common shares confer to its bearer the right to vote in general meetings.

Preffered shares do not have the right to vote at general meetings, except for certain matters, since the Company is listed at Level 2 on the BOVESPA; however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the ordinary shares, in the distribution of any benefits to the shareholders’.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.

In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.

During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares. Since April, 2006 the free float was 45.39%

There are no over-allotment options outstanding.

(b) Capital reserve – Share Premium account

The share premium originating from the subscription of shares is due of the surplus of the net amount received over the capital increase, and benefits all the shareholders equally.

(c) Revaluation reserve (Note 12(b))

The amount from the revaluation reserve constituted in previous years, proportional to the depreciation on the revalued assets, was transferred to the “accumulated income” line, and, at March,31 2007, totaled R$ 1,406 (March 31,2006 – R$ 915). Of the total reserve, R$ 35,948 corresponds to the revaluation of land, that will only be realized at the time of its eventual disposal.

In accordance with CVM Instruction 197/93, the tax charges on the revaluation reserve, which at March 31, 2007 amounted to R$ 55,612 (December 31,2006 – R$ 56,306), are recognized in the statement of income as the reserve is realized.

(d) Dividends

In accordance with the Company’s by-laws, shareholders are guaranteed a minimum dividend of 25% of net profit for the year, after deducting 5% for the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

On February 27, 2007, the Board of Directors approved the annual dividends payment and interest on stockholders’ equity based on the 2006 net income paid on March 30, 2007

(e) Retained Income Reserve

Article 196 of Corporation Law requires the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company's capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f) Stock Option Plan

The Extraordinary Shareholders’ meeting held on September 29, 2005 approved a Plan for the award of stock options for management. The Board of Directors is responsible for defining and managing the plan.

The Plan conforms to the decision of the Extraordinary General meeting of May 16, 2005, which limits dilution of the Company´s equity to 2%, for such share options.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan below:

	1nd grant	2nd grant

Date	December 28,2005	November 30, 2006
Number of share	715,255	239,750
Exercise price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM

(g) Accounting change

During the first quarter of 2007, the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a financial instruments under fair value market.

Such liabilities at December 31, 2006 amounted to R$ 9,021 (net of the tax effect of R$ 5,954) and this amount has been charged to "Others accounts payable" and the other hand "retained earnings".

At March 31, 2006, the prior adjustment effect was R$ 23,481 (R$ 15,497 net of the tax effect).

22 Gross sales segment report

The Company utilizes its gross sales segment report by type of service rendered and by region, as follows:

(a) By type of service rendered

					Variation
	03.31.2007%		03.31.2006%		(%)

Domestic revenue
Scheduled – Passenger	1,038,989	54.3	1,113,950	67.0	-6.7
Charter – Passenger	53,656	2.8	73,908	4.4	-27.4
Cargo	81,917	4.3	72,343	4.3	13.2

	1,174,562	61.4	1,260,201	75.7	-6.8

International revenue
Scheduled – Passenger	502,627	26.3	284,189	17.1	76.9
Charter – Passenger	3,346	0.2	3,011	0.2	11.1
Cargo	74,764	3.9	30,758	1.8	143.1

	580,737	30.4	317,958	19.1	82.6

Other operating income
Commission	2,162	0.1	6,771	0.4	-68.1
Partnerships with Loyalty
Program	69,654	3.6	31,396	1.9	121.9
Aircrafts sub leasing			13,273	0.8
Commissions from travel
and tourism	4,203	0.2	5,738	0.3	-26.8
Others (including expired
tickets)	82,004	4.3	28,456	1.7	188.2

	158,023	8.2	85,634	5.1	84.5

Gross sales	1,913,322	100.0	1,663,793	100.0	15.0

(b) By region

					Variation
	03.31.2007%		03.31.2006%		(%)

Brazil	1,332,585	69.4	1,345,835	80.9	-1.0
Europe	236,840	12.4	108,232	6.5	118.8
North America	226,076	11.8	119,323	7.2	89.5
South America (excl. Brazil)	117,821	6.2	90,403	5.4	30.3

	1,913,322	100.0	1,663,793	100.0	15.0

23 Breakdown of principal expense groups - Consolidated

					03.31.2007		03.31.2006

				Expenses

	Cost of
	services		General and	Directors'
	rendered	Selling	administrative	Fees	Total	%	Total	%

Personnel	218,230	19,569	18,277	11,664	267,740	15.3	189,958	13.6
Fuel	570,249				570,249	32.7	469,805	33.5
Depreciation
and
amortization	20,697	426	5,885		27,008	1.5	22,916	1.6
Maintenance
and repairs
(except
personnel)	104,851				104,851	6.0	77,821	5.6
Aircraft
insurance	8,510				8,510	0.5	8,891	0.6
Take-off,
landing and
navegation
aid charges	99,256				99,256	5.7	69,096	4.9
Leasing of
airraft and
equipment	223,151	510	1,492		225,153	12.9	163,809	11.7
Third party
services	39,803	39,908	58,163		137,874	7.9	125,363	8.9
Commercial
and
marketing		187,309			187,309	10.7	203,124	14.5
Other	68,356	18,697	30,772		117,825	6.8	69,996	5.1

	1,353,103	266,419	114,589	11,664	1,745,775	100.0	1,400,779	100.0

24 Financial result – Consolidated

	03.31.2007	03.31.2006

Financial Income
Interest from investments	70,506	39,680
Exchange rate variation	5,385	16,178
Interest income	5,295	2,365
Discounts obtained	5,841	680
Other financial income	702	664

	87,729	59,567

Financial Expenses
Exchange variation	(21,003)	(4,896)
Interest expense	(41,423)	(28,027)
Tax on Bank Account Transactions - CPMF	(5,799)	(5,121)
Financial instrument losses	(14,255)	(4,893)
Other financial expense	(2,838)	(4,496)

	(85,318)	(47,433)

Financial result, net	2,411	12,134

25 Benefits for employees

(a) Supplementary pension plan

TLA sponsors three private pension plans (TAM Prev I, II and III) to supplement retirement pensions and benefits. On November 21,2006 the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL. At December 31, 2007 there are still 5 participants which have not transferred into the PGBL.

The sponsors contribuition paid in the period ended March 31, 2007 amount to R$ 2,957 (December 31,2006 – R$ 2,905).

The independent actuary´s evaluation, dated January 29,2007, shows an asset of R$ 621, not included in the Company´s financial information.

Methodology to calculate actuarial liability

The methodology adopted by the independent actuary (Towers, Perrins, Forster & Crosby Ltda.) to calculate the actuarial liabilities was the projected unit credit method, supported by the following actuarial assumptions:

	Annual Percentages

	2006	2005

Economic
Nominal discount rate	11.83	11.83
Nominal estimated return rate of assets	13.72	13.72
Nominal growth rate of plan benefits	5	5
Nominal future salary growth rate	7.10	7.10
Inflation	5	5
Growth rate of social security benefits	5	5

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and social security charges” at March 31, 2007, the provision for payment of this benefit in the amount of R$ 5,455 (March 31,2006 – R$ 7,522).

26 Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. The adopted premises of risk, given its nature, are not part of the target of a revision of the quarterly information, had consequent not been examined by our independent auditors

At March 31, 2007, considering the aircraft fleet of the subsidiary TAM - Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1,5 billion.

The Brazilian Government, through Law 10.744 of October 9, 2003 and Decreet nº 5035 of April 5, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

The subsidiaries also keep insurance coverage to match up eventual expenses in your facilities against robbery risk, fire, flooding, electric damage amongst others for equipment, buildings and vehicles of our responsibility and/or property.

27 Contingent assets (a) Value-added tax - ICMS

i. On December 17, 2001 the Federal Supreme Court ruled that domestic and internacional air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision at March 31, 2007 of R$ 7,543 (December 31, 2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at March 31, 2007 totaling R$ 167 (December 31, 2006 –R$ 171) are classified as long term liabilities under “Other liabilities”.

ii. Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured

(b) Compensation for fare insufficiency

TLA filed a lawsuit against the Federal Government requesting compensation for breach of the economic-financial balance of the concession contract for air transportation services caused by insufficient fares. The variance occurred in the period from January 1988 to September 1993, when the fares were frozen by the Government.

In In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial information any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance.

(c) Additional of airport tariffs (ATAERO)

TLA filed an ordinary lawsuit for anticipated custody addressing the legality of the additional 50% charged over tariffs (ATAERO). At March 31, 2007, the amount under discussion totaled R$ 453,918 (December 31,2006 – R$ 430,537), not recognized in the financial information.

28 Financial instruments (a) General Considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to pre-established policies pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high risk assets of a speculative nature.

The Company, in order to align its accounting best practices with, corporate governance changed its criteria for recognizing financial instruments to fair value market. Changes in market value are included in the Company’s results of operations

  Risk from the price of fuel – Airline companies are exposed to the volatility in fuel prices. Fuel represented for the quarter ended March 31, 2007 33% (March 31,2006 - 34%) of cost of services rendered, commercial, sales and administrative expenses.

  As of March 31, 2007, these operations, with maturity up to until December, 2007, equivalent to about 3,250 thousand barrels (December 31,2006 - 1,150 thousand barrels).

  Foreign exchange rate risk - This risk is related to possible foreign exchange rate volatility, affecting the financial expense or income and the outstanding liabilities or assets balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

  The existing policy for hedging foreign exchange risk is to cover of hard currency cashflow for up to twelve of the following months. At March 31, 2007 the period protected against the foreign exchange rate risk amounted to three months in function of a re-evaluation of procedures which has not yet been completed.

  The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing contracts related to the expansion/maintenance of its operational activities.

  On March 31, 2007, contracts for options to provide hedge for liabilities from suppliers and financing amounted to R$ 811,958 - US$ 396,000 thousand (December 31,2006 - R$ 1,137,416 – US$ 532,000 thousand), and have several maturity dates, up to January, 2008.

  Interest rate risk - This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

  To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

  Credit risk - This risk arises from the possibility of not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits with financial institutions due to financial investments.

  To mitigate this risk the Company has adopted credit limits and permanently accompanies its debtor balance (mainly with travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk, as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Risk Committee.

(b) Financial Investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the interbank interest rate – also known as DI.

(c) Investments

The subsidiaries “TAM Linhas Aéreas S.A” and “Transportes Aéreos del Mercosur S.A.” are privately-held companies and therefore there is no information available about their market value.

29 Loyalty Program

At, March 31, 2007, the TAM Loyalt Program carried 1,958,663 (December 31,2006 – 1,782,397) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when award are earned. At March 31, 2007, 207,350 (December 31, 2006 – 756,040) free tickets were granted and use by our clients. The incremental costs of points earned under the Loyalt Program for the period ended March 31, 2007 was R$ 17,208 (December 31,2006 – R$ 19,039) as recorded “Other liabilities”. The incremental costs include amount paid to other airlines for points redeemed on other airlines and passenger ticketing, food and beverages, insurance and estimed fuel costs for points redeemed our flights.

The point earned by our clients from TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

30 EBITDAR, EBITDA and EBIT - Consolidated

The Company uses EBITDAR (net income before interest, taxes, depreciation, amortization and rents), EBITDA (net income before interest, taxes, depreciation and amortization) and EBIT (net income before interest and taxes) as indicators to determine its financial and economic performance.

These indicators are not described in Brazilian accounting standards. The Company uses EBITDAR, EBITDA and EBIT since they are standard financial measures.

The above indicators should not be analyzed on their own, but should be evaluated together with operational income and net income for the period, which are determined in accordance with accounting practices derived from Brazilian Corporation law.

Below are the calculations of the Company’s EBITDAR, EBITDA and EBIT:

	03.31.2007	03.31.2006

Net income before minority interest	59,433	126,913
Income tax and social contribution	29,611	67,901
Financial result, net	(2,411)	(12,134)
Non-operating result, net	(5,671)	(4,662)
Other operating expenses, net	7,096	10,608

EBIT	88,058	188,626
Depreciation and amortization	27,008	22,916
Goodwill amortization in subsidiary	179	180

EBITDA	115,245	211,722
Rental - Leasing	225,153	163,809

EBITDAR	340,398	375,531

Net revenue	1,834,012	1,589,585

Margins:
EBIT	4.8%	11.9%
EBITDA	6.3%	13.3%
EBITDAR	18.6%	23.6%

31 Subsequent event

At April 5, 2007, was constituted TAM Capital Inc., wholly-owned subsidiary TAM Linhas Aéreas S.A.

At April 10, 2007, the Board of Directors approved the grating of irrevocable, irreversible and comprehensive guarantee with a view to complying with all liabilities of the TAM Capital Inc.

At April 25, 2007, TAM Capital Inc., has closed an offering of R$ 300 million 7.375% senior notes due 2017 (“notes”) in a transaction under the United State Securities Act of 1933, as amended (“Securities Act”).

32 Supplementary Information - Statement of Cash flows

		Parent
		Company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Cash flows from operating activities
Net income for the period	59,180	126,738	59,180	126,738
Adjustments to reconcile net income to cash
generated by operating activities
Depreciation and amortization			27,008	22,916
Deferred income tax and social contribution			(17,589)	25,920
Provision for contingencies			38,520	(23,994)
Equity in earnings of subsidiaries	(57,634)	(122,911)
Amortization of goodwill in subsidiary	179	180	179	180
Residual value of permanent asset disposed of			604	1,288
Monetary and variation of assets and liabilities	16,055		41,929	(5,380)
Other provisions			(4,113)	(4,230)
Minority interest			253	175

(Increase) Reduction on assets
Trade accounts receivable			(159,066)	36,178
Inventories			(10,598)	3,192
Taxes recoverable	(1,724)	4,070	(41,762)	(79,657)
Prepaid expenses	80		8,067	(9,379)
Advances to aircraft manufacturers			(225,391)	(52,581)
Deposits in guarantee			(18,766)	(711)
Deferred income tax and social contribution	6	610	3,514	4,396
Judicial deposits			(3,453)	(1,287)
Maintenance reserve			(23,576)
Other accounts receivable		(26)	29,665	(13,959)

Increase (decrease) in liabilities
Suppliers			61,246	(20,137)
Salaries and related charges	(9)	23	(46,919)	(10,012)
Advance from ticket sales			11,529	(17,812)
Taxes and tariffs payable	12	10	7,331	8,101
Leasing payable			(3,016)	1,253
Provision for income tax and social contribution	106	(1,987)	41,694	37,585
Related parties		536
Other accounts payable	1		(18,344)	(33,156)

Net cash (used) generated by operating
activities	16,252	7,243	(241,874)	(4,373)

		Parent
		Company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Cash flow from investing activities
Increase in permanent assets			(30,344)	(18,351)
Deferred				(80)

Net cash used in investment activities

Cash flows from financing activities			(30,344)	(18,431)

Capital increase from issuance of shares		210,000		210,000
Dividends paid	(137,104)	(29,042)	(137,104)	(29,042)
Financial leases
Increase			390,027	306,540
Payment (includes interest)			(359,924)	(241,378)
Loans and financing
Increase
Payment (includes interest)			(3,171)	(3,773)
Debentures
Payment (includes interest)	(34,805)		(44,788)	(6,671)

Net cash generated (utilized) by financing
activities	(171,909)	180,958	(154,960)	235,676

Net increase (decrease) in cash and cash
equivalents	(155,657)	188,201	(427,178)	212,872

Cash and cash equivalents at the end of the
period	512,994	557,875	2,025,800	1,208,324
Cash and cash equivalents at the beginning of
the year	(668,651)	(369,674)	(2,452,978)	(995,452)

Change	(155,657)	188,201	(427,178)	212,872

33 Supplementary Information - Statement of Added Value

	Parent
	company		Consolidated

	03.31.2007	03.31.2006	03.31.2007	03.31.2006

Revenues
Services rendered			1,913,322	1,663,793
Allowance for doubtful accounts			(5,479)	8,206
Non-operating			5,671	4,662

			1,913,514	1,676,661

Inputs acquired from third parties
Costs of services rendered			(660,457)	(524,420)
Material, electricity, third party services and other	(327)	(6,334)	(457,494)	(438,983)

	(327)	(6,334)	(1,117,951)	(963,403)

Gross value added			795,563	713,258

Retention
Depreciation and amortization			(27,008)	(22,916)
Amortization of goodwill/subsidiaries	(179)	(180)	(179)	(180)

Net value added by the entity	(506)	(6,514)	768,376	690,162

Received on transfer
Equity in earnings of subsidiaries	57,634	122,911
Financial income	19,770	15,976	87,729	59,567

Total added value to distribute	76,898	132,373	856,105	749,729

Distribution of added value:
Personnel and social charges	(379)	(340)	(237,557)	(166,790)
Taxes, charges and contributions	(253)	(3,999)	(254,442)	(249,896)
Lease	(49)	(15)	(225,153)	(163,809)
Interest and exchange rate variations	(17,037)	(1,281)	(79,773)	(42,496)

Income Retention	59,180	126,738	59,180	126,738

BOARD OF DIRECTORS:

Maria Cláudia Oliveira Amaro Demenato
Chairman

Mauricio Rolim Amaro
Vice – Chairman

Members:
Adalberto de Moraes Schettert
Luiz Antônio Correa Nunes Viana Oliveira
Noemy Almeida Oliveira Amaro
Pedro Pullen Parente
Waldemar Verdi Júnior

MANAGEMENT:

Marco Antonio Bologna
CEO

Líbano Miranda Barroso
CFO and Investor Relations Officer

EXECUTIVE OFFICERS:
Alberto Fajerman
José Wagner Ferreira
Paulo Cezar Bastos Castello Branco
Ruy Antônio Mendes Amparo

CONTROLLERSHIP/ACCOUNTANT:

Claudio Luiz Pinto de Barros
Manager of the Accountancy Department
Accountant CRC 1 SP 195071/O-4

05.01 – Coments of performance in quarter

Performance

TAM S.A. presents its comments on performance for the third quarter on a consolidated basis with the operations of subsidiaries TAM Linhas Aéreas S.A. and Transportes Aéreos del Mercosur S.A., which provide air transport services.

See comments on consolidated performance in specific table.

06.02 - Consolidated Balance Sheet - Liabilities and Stockholders' Equity (R$ thousand)

06.01 - Consolidated Balance Sheet - Assets (R$ thousand)

1 - Code	2 - Description	3 - 03/31/07	4 - 12/31/06
1	Total assets	5,170,828	5,168,799
1.01	Current assets	3,573,094	3,863,172
1.01.01	Cash and banks	2,025,800	2,452,978
1.01.01.01	Cash and banks	97,310	122,458
1.01.01.02	Financial investments	1,928,490	2,330,520
1.01.02	Receivables	938,662	780,972
1.01.02.01	Trade accounts receivable	938,662	780,972
1.01.02.01.01	Trade accounts receivable	938,662	780,972
1.01.03	Inventories	124,008	113,875
1.01.03.01	Replacement materials
1.01.04	Other	484,624	515,347
1.01.04.01	Taxes recoverable	109,107	67,345
1.01.04.02	Advances to aircraft manufacturers	179,323	221,793
1.01.04.03	Deferred income tx and social contribution	33,044	36,117
1.01.04.04	Prepaid expenses	111,873	117,327
1.01.04.05	Other receivables	51,277	72,765
1.02	Long-term receivables	1,597,734	1,305,627
1.02.01	Sundry receivables	802,709	513,155
1.02.01.01	Other credits	788,836	486,809
1.02.01.01.01	Deposits in guarantee	157,609	144,444
1.02.01.01.02	Deferred income tax and social contribution	122,664	109,277
1.02.01.01.03	Judicial deposits	59,012	55,577
1.02.01.01.04	Advances to aircraft manufacturers	379,379	130,915
1.02.01.01.05	Advances for aircraft maintenance	70,172	46,596
1.02.01.02	Related parties
1.02.01.02.01	Associated companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other related parties
1.02.01.03	Other	13,873	26,346
1.02.01.03.01	Other receivables	13,873	26,346
1.02.02	Permanent assets	795,025	792,472
1.02.02.01	Investments	70	70
1.02.02.01.04	Subsidiaries – Goodwill
1.02.02.01.05	Other	70	70
1.02.02.02	Property and equipment	794,417	791,685
1.02.02.04	Deferred charges	538	717

1 - Code	2 - Description	3 – 03/31/07	4 – 12/31/06
2	Total liabilities and stockholders' equity	5,170,828	5,168,799
2.01	Current liabilities	1,979,401	2,035,697
2.01.01	Loans and financing	337,416	291,016
2.01.01.01	Loans and financing	268,098	221,908
2.01.01.02	Leases	69,318	69,108
2.01.02	Debentures	39,953	60,588
2.01.03	Suppliers	408,063	346,817
2.01.04	Taxes, charges and contributions	218,323	257,911
2.01.04.01	Salaries and social charges	147,209	194,128
2.01.04.02	Taxes and tariffs	71,114	63,783
2.01.05	Dividends payable	525	137,629
2.01.06	Provisions	43,686	1,993
2.01.06.01	Provision for income tax and social contribution	43,686	1,993
2.01.07	Payables to related parties
2.01.08	Other	931,435	939,743
2.01.08.01	Advance ticket sales	770,739	759,210
2.01.08.02	Reorganization of Fokker 100 fleet	11,714	11,813
2.01.08.03	Other payables	148,982	168,720
2.02	Long-term liabilities	1,685,818	1,686,926
2.02.01	Long-term liabilities	1,674,719	1,675,827
2.02.01.01	Loans and financing	299,389	323,818
2.02.01.01.01	Loans and financing	217,482	230,864
2.02.01.01.02	Leases	81,907	92,954
2.02.01.02	Debentures	500,949	508,076
2.02.01.03	Provisions	761,281	722,761
2.02.01.03.01	Provision for contingencies	761,281	722,761
2.02.01.04	Payables to related parties
2.02.01.06	Other	113,100	121,172
2.02.01.06.01	Deferred income tax and social contribution	55,612	56,306
2.02.01.06.02	Reorganization of Fokker 100 fleet	57,198	62,806
2.02.01.06.03	Other payables	290	2,060
2.02.02	Deferred income	11,099	11,099
2.03	Minority interest	2,997	2,744
2.04	Stockholders' equity	1,502,612	1,443,432
2.04.01	Paid-up capital	675,000	675,000
2.04.02	Capital reserves	102,855	102,855
2.04.03	Revaluation reserves	146,468	147,874
2.04.03.01	Own assets
2.04.03.02	Subsidiary/associated companies	146,468	147,874
2.04.04	Revenue reserves	523,657	517,703
2.04.04.01	Legal	33,786	33,786
2.04.04.02	Statutory
2.04.04.03	Contingencies

1 - Code	2 - Description	3 – 03/31/07	4 – 12/31/06
2.04.04.04	Unrealized profits
2.04.04.05	Retention of profits	489,871	483,917
2.04.04.06	Special for undistributed dividends
2.04.04.07	Others
2.04.05	Accumulated deficit	54,632
2.04.06	Future capital increase

07.01 - Consolidated Statement of Operations (R$ thousand)

1 – Code	2 - Description	3 - 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 - 03/01/06 to 03/31/06
3.01	Gross sales and/or services revenue	1,913,322	1,913,322	1,663,793	1,663,793
3.01.01	Air transportation revenue - national	1,174,562	1,174,562	1,260,201	1,260,201
3.01.02	Air transportation revenue - international	580,737	580,737	317,958	317,958
3.01.03	Other operating sales and/or services revenues	158,023	158,023	85,634	85,634
3.02	Deductions	(79,310)	(79,310)	(74,208)	(74,208)
3.03	Net sales and/or services revenue	1,834,012	1,834,012	1,589,585	1,589,585
3.04	Cost of sales and/or services	(1,353,103)	(1,353,103)	(1,034,614)	(1,034,614)
3.04.01	Cost of services rendered	(1,353,103)	(1,353,103)	(1,034,614)	(1,034,614)
3.05	Gross profit	480,909	480,909	554,971	554,971
3.06	Operating expenses/income	(397,536)	(397,536)	(364,819)	(364,819)
3.06.01	Selling	(266,419)	(266,419)	(262,134)	(262,134)
3.06.02	General and administrative	(126,253)	(126,253)	(104,031)	(104,031)
3.06.02.01	Directors´ fees	(11,664)	(11,664)	(7,659)	(7,659)
3.06.02.02	Other general and administrative expenses	(114,589)	(114,589)	(96,372)	(96,372)
3.06.03	Financial	2,411	2,411	12,134	12,134
3.06.03.01	Financial income	87,729	87,729	59,567	59,567
3.06.03.02	Financial expenses	(85,318)	(85,318)	(47,433)	(47,433)
3.06.04	Other operating income
3.06.05	Other operating expenses	(7,275)	(7,275)	(10,788)	(10,788)
3.06.06	Equity in the earnings of subsidiaries
3.07	Operating results	83,373	83,373	190,152	190,152
3.08	Non-operating results	5,671	5,671	4,662	4,662
3.08.01	Income	7,644	7,644	6,026	6,026

1 – Code	2 - Description	3 - 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 - 03/01/06 to 03/31/06
3.08.02	Expenses	(1,973)	(1,973)	(1,364)	(1,364)
3.09	Profit (loss) before taxes and profit sharing	89,044	89,044	194,814	194,814
3.10	Provision for income tax and social contribution	(47,200)	(47,200)	(41,981)	(41,981)
3.11	Deferred income tax	17,589	17,589	(25,920)	(25,920)
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.14	Minority interest	(253)	(253)	(175)	(175)
3.15	Net income (loss) for the period	59,180	59,180	126,738	126,738
	Number of shares (thousand), excluding treasury stock	150,563	150,563	149,059	149,059
	Net income per share	0.39306	0.39306	0.85025	0.85025
	Loss per share

08.01 - Comments on Consolidated Performance

The interim financial information was prepared, except when indicated otherwise, in conformity with the accounting practices adopted in Brazil based on the Corporation Law, the standards determined by the Brazilian Securities Exchange Commission (CVM), accounting standards determined by IBRACON (Brazilian Institute of Independent Auditors) and the chart of accounts defined by the National Civil Aviation Agency - ANAC – (formerly DAC), which are referred to as “BR GAAP” and stated in Reais (R$). For the reader´s convenience we are also presenting financial information prepared in accordance with US generally accepted accounting principles – US GAAP.. Comparative analyses are presented between the interim financial information for the first quarter of 2007 (1Q07) and the first quarter of 2006 (1Q06).

TAM S.A. (BOVESPA: TAMM4, NYSE: TAM), leader in the Brazilian airline market, reports its first quarter results for 2007 (1Q07). Operational and financial data, except where otherwise indicated, are presented based on amounts consolidated in Reais (R$) and prepared in accordance with accounting principles generally accepted in Brazil (BR GAAP).

1 Main operating and financial highlights

TAM reached 48.5% average market share in 1Q07

ASKs (capacity) increased 22.4% in 1Q07 as a result of the increase in the operating fleet (18 A320 and 2 A319, vs 6 F100 returned) and the increase in block hours by aircraft from 12.4 hours/day to 13.0 hours/day (total operation)

RPKs (demand) increased 21.9% in 1Q07 compared to 1Q06

TAM’s domestic load factor decreased to 70.7% in 1Q07, compared to 71.0% in 1Q06

We operated with operational efficiency performance in the domestic market of 59% for 1Q07 (January and February) – 5 p.p. below the market average

TAM reached 60.9% average market share in 1Q07

ASKs (capacity) increased 78.2% in 1Q07, due to the increase of nineteen weekly frequencies to Buenos Aires, the start of daily frequencies to London and Milan, the second daily frequencies to New York and the third daily flight to Paris by adding three A330 and three MD11 into our international operating fleet, the inclusion of two daily flights to Santiago and also due to the daily frequency Manaus-Miami, the latter connecting the North and Northeast regions of Brazil to the USA, operated with A320.

RPKs (demand) increased 64.2% comparing 1Q07 with 1Q06

TAM’s international load factor decreased 6.1 p.p. to 71.2% in 1Q07 compared to 77.3% in 1Q06

We operated with 74,0% operational efficiency in the international market, 16 p.p. above the market average.

Total CASK decreased by 8.7% in 1Q07 compared to 1Q06

We reached 4.8% and 18.6% of EBIT and EBITDAR margins, respectively

Net income of R$ 59.2 and margin of 3.2%

Our total cash and cash equivalents equalled R$2,026 million

For the second consecutive year, TAM was elected the Brazilian airline Company with the newest fleet, according to the specialized magazine Avião Revue

Elected best airline of the year by Avião Revue

6.7 million passengers transported- an increase of 20%

Increase in block hours/day per aircraft from 12.4 to 13.0

18 new A320, 3 A330, 2 A319 and 3 MD11; 6 F100 returned 1Q07 vs. 1Q06

Gross Revenues of R$1.9 billion, an increase of 15%

Increased valuation of our shares in 30% since the follow-on until the end of 1Q07

Entered into IOSA registry

EPS of 0.39 reais in BR GAAP and 0.92 reais in US GAAP in 1Q07

Started new flight to Milan

Started 2nd daily flight to Santiago (Chile)

Started the 3rd daily flight to Paris

Newest fleet in Brazil

Finalized process to obtain Sarbanes-Oxley Act certification

Offering of US$300 million 7.375% Senior Notes due 2017

Code-share with TAP and LAN

2 Operational performance

2.1 Main operational indicators

			1st Quarter

	2007	2006	Change (%)

Revenue passengers (thousands)	6,665	5,551	20.1
Revenue passengers - kilometers (RPK-millions)	7,769	5,831	33.2
Available seats - kilometers (ASK-millions)	10,967	8,037	36.5
Load factor - %	70.8	72.6	-1.7 p.p.
Break-even load factor (BELF) - %	67.2	63.9	3.3 p.p.
Flight hours	111,872	90,537	23.6
Flight kilometers per aircrafts (million of KM)	65,628	52,286	25.5
Liters of fuel (million)	402,576	305,323	31.8
Aircraft utilization (hours per day)	13.02	12.40	5.0
Number of landing	64,337	57,889	11.1
Market Share domestic (demand)	48.5	43.8	10.7
Market Share international (demand)	60.9	22.3	173.1
Capacity Share domestic (supply)	47.3	42.8	10.5
Capacity Share international (supply)	58.1	22.0	164.1
Average course (Km)	1,020	903	12.9
Fleet
• Active	99	81	25.3
• In devolution	2	2	0
• To be returned	0	3	-100.0
• Total	101	84	20.2
Employees
• TAM Linhas Aéreas	15,815	9,435	67.6
• Mercosur	660	597	10.6
• Fidelidade -	190	208	-8.7
• Total	16,665	10,240	62.7

WTI-NY (Source: NYMEX) (in US$/gallon)	60.74	66.30	-8.4

US Dollar exchange rate at quarter end	2.0504	2.1724	-5.6

			1st Quarter

	2007	2006	Change (%)

BR GAAP

Average fare - Domestic	186.87	236.63	-21.0
Average fare - International	618.57	539.85	14.7
Average fare - general	239.85	265.71	-9.7
RASK (cents of reais)	16.72	79.78	-15.5
RASK Regular Domestic (cents of reais)	14.54	20.25	-28.2
RASK Regular International (cents of reais)	14.07	14.29	-1.5
Yield (cents of reais)	20.58	25.30	-18.7
Yield Regular Domestic (cents of reais)	22.00	31.00	-32.3
Yield Regular International (cents of reais)	19.78	18.45	7.4
CASK (cents of reais)	15.92	17.43	-8.7
CASK except fuel (cents of reais)	10.72	11.58	-7.3

US GAAP

Average fare - Domestic	186.87	236.63	-21.0
Average fare - International	618.57	539.85	14.7
Average fare - general	239.85	265.71	-9.7
RASK (cents of reais)	16.67	19.73	-15.5
RASK Regular Domestic (cents of reais)	14.54	20.25	-28.2
RASK Regular International (cents of reais)	14.07	14.29	-1.5
Yield (cents of reais)	22.59	27.06	-16.5
Yield Regular Domestic (cents of reais)	22.00	31.00	-32.3
Yield Regular International (cents of reais)	19.78	18.45	7.4
CASK (cents of reais)	15.34	16.77	-8.5
CASK except fuel (cents of reais)	10.14	10.92	-7.1

Terms used in the operational indicators

Term	Meaning

Revenue passengers	Total number of paying passengers that flew, for all of the companies flights

RPK - Revenue passengers -	Number of kilometers flown by paying passengers
Kilometers

Available seats - Kilometers	Corresponds to the product from multiplying the number of seats available for all
(ASK)	of the planes by the distance covered by the flights

Average fare	Quotient from dividing the income from transporting passengers by the number of paying passengers transported

Yield per passenger per	Quotient from dividing total gross income from transporting passengers by the
kilometer	number of paying passengers per kilometer transported. The result is reported in cents per kilometer

Sales revenue per ASK	Quotient from dividing net operational income by the number of seat- -kilometers
(RASK)	available. The result is reported in cents per seat-kilometer.

Cost per ASK (CASK)	Quotient from dividing total operational costs by the number of seat- kilometers available. The result is reported in cents per kilometer.

Load factor	Occupation rate. Percentage of the planes that are occupied during the flights.

Break-even load factor	Break-even load factor or the load factor in which revenue is equivalent to
(BELF)	operating costs and expenses.

Market Share	Company’s percentile share in the total market demand

Capacity Share	Company’s percentile share in the total market offer.

Flight hours	Time of flying the plane calculated from the time of take off to turning off the engine.

Number of stops	Number of operational cycles made by our planes which correspond to take off, flight and landing.

Economic-financial performance

All the values shown in the table below were originally calculated in Brazilian Reais and are stated in millions and cents of Reais. Therefore, (i) the results of the sum and division of some amounts may not correspond to the total amounts shown due to rounding-up procedures; and (ii) the result of percentage variances may be different from the amounts shown in the table below.

	First Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2007	2006	(%)	2007	2006	(%)

Gross operating revenue	17.45	20.70	-15.7	1,913.3	1,663.8	15.0
Flight revenue	16.01	19.64	-18.5	1,755.3	1,578.2	11.2
Domestic	9.96	14.78	-32.6	1,092.6	1,187.9	-8.0
International	4.61	3.57	29.1	506.0	287.2	86.2
Cargo	1.43	1.28	11.4	156.7	103.1	52.0
Other operating sales and/or services
revenues	1.44	1.07	35.2	158.0	85.6	84.5
Sales deductions and taxes	(0.72)	(0.92)	-21.7	(79.3)	(74.2)	6.9

Net sales and/or services revenue	16.72	19.78	-15.4	1,834.0	1,589.6	15.4

Cost of services rendered and
operating expenses
Fuel	(5.20)	(5.85)	-11.0	(570.2)	(469.8)	21.4
Selling and marketing expenses	(1.71)	(2.53)	-32.4	(187.3)	(203.1)	-7.8
Aircraft and equipment leasing	(2.05)	(2.04)	0.7	(225.2)	(163.8)	37.4
Personnel	(2.44)	(2.36)	3.3	(267.7)	(190.0)	40.9
Maintenance and reviews (except
personnel)	(0.96)	(0.97)	-1.3	(104.9)	(77.8)	34.7
Outsourced services	(1.26)	(1.56)	-19.2	(137.9)	(125.4)	10.1
Landing and take-off and navigation
charges	(0.91)	(0.86)	5.3	(99.3)	(69.1)	43.6
Depreciation and amortization	(0.25)	(0.28)	-10.7	(27.0)	(22.9)	18.7
Aircraft insurance	(0.08)	(0.11)	-29.9	(8.5)	(8.9)	-4.3
Others	(1.07)	(0.87)	22.9	(117.8)	(70.0)	67.6

Total cost of services rendered and
operating expenses	(15.92)	(17.43)	-8.7	(1,745.8)	(1,400.8)	24.6

	First Quarter

	In cents of R$ per ASK			In millions of R$

BR GAAP			Change			Change
	2007	2006	(%)	2007	2006	(%)

Gross profit	0.80	2.35	-66.0	88.2	188.8	-53.3
Financial income	0.02	(0.15)	-85.4	2.4	12.1	-80.1
Other operating expenses. net	(0.07)	(0.13)	-50.6	(7.3)	(10.8)	-32.6

Operating income	0.76	2.37	-63.3	83.4	190.2	-56.2
Non-operating results, net	0.05	0.06		5.7	4.7

Income before income and social
contribution taxes	0.81	2.42	-66.5	89.0	194.8	-54.3
Income tax and social contribution	(0.27)	(0.84)	-68,0	(29.6)	(67.9)	-56.4

Income before minority interest	0.54	1.58	-65.7	59.4	126.9	-53.4
Minority interest	0.00	0.00		(0.3)	(0.2)	45.0

Net income for the period	0.54	1.58	-65.8	59.2	126.7	-53.3

3. Comments on the numbers of the first quarter of 2006 are on BR GAAP, except as indicated:

Gross operating revenue

Our gross operating revenue increased 15.0% to R$1,913.3 million in 1Q07 compared to R$1,663.8 million in 1Q06, due to the increase in our demand by 33.2% and the reduction in our yield of 13.7% to 24.63 Real cents in 1Q07. The increase in RPK was mainly due to the supply increase of 36.5% resulting in a reduction of 1.8 pp in the average load factor to 70.8% in 1Q07. The total RASK decreased 15.4% to 16.72 Real cents, compared to 19.78 Real cents in 1Q06.

Gross domestic passenger revenue (including scheduled and charter passengers) decreased 8.0% to R$1,092.6 million in 1Q07, compared with R$1,187.9 million in 1Q06. Domestic scheduled yield decreased 29.0%, from 31.00 Real cents in 1Q06 to 22.00 Real cents in 1Q07, domestic demand (in RPK terms) increased 21.9% while the increase in the domestic supply (in ASK terms) was 22.4% resulting in a reduction in the load factor of 0.3 p.p. RASK scheduled domestic decreased 28.2% reaching 14.54 Real cents in 1Q07 compared to 20.25 Real cents in 1Q06.

Gross international passenger revenue (including scheduled and charter passengers) increased 76.2% to R$506.0 million in 1Q07 compared to R$287.2 million in 1Q06. Our international demand increased 64.2% and the international supply 78.2% resulting in a load factor decrease of 6.1p. p. reaching 71.2% to 77.3% in 1Q06. The yield scheduled international increased 7.2% reaching 19.78 Real cents in 1Q07. In dollar terms, yield scheduled international increased 13.6% from 8.49 Dollar cents in 1Q06 to 9.65 Dollar cents in 1Q07. The RASK scheduled international decreased 1.5% from 14.29 Real cents in 1Q06 to 14.07 Real cents in 1Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York and to the beginning of the third frequency to Paris with an aircraft with higher capacity.

Gross cargo revenue (domestic and international) increased 52.0% to R$156.7 million in 1Q07 compared to R$103.1 million in 1Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 78.2%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue increased 84.5% to R$158.0 million in 1Q07, compared to R$85.6 million in 1Q06, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and taxes

Sales deductions and taxes increased 6.9% to R$79.3 million in 1Q07, compared with R$74.2 million in 1Q06, due to the increase of 15.0% in our gross operating revenue which is the basis for the calculation.

Net operating revenue

Our net operating revenue increased 15.4% to R$1,834.0 million in 1Q07 compared with R$1,589.6 million in 1Q06.

Cost of services rendered and operating expenses

Our cost of services and operating expenses increased by 24.6% to R$ 1,745.8 million in 1Q07, compared to R$ 1,400.8 million in 1Q06. The increase in cost of services and operating expenses is principally due to the increase in landing and take-off fees and navigational aid, personnel due to the incorporation of the national stations, and other expenses consequence of operations. The cost of services and operational expenses by ASK (CASK) decreased 8.7% to 15.92 Real cents in 1Q07, compared to 17.43 Real cents in 1Q06, mainly due to the improvement in aircraft utilization (daily hours flown increased to 13.0), by the appreciation of the Real exchange rate of 2.9%, by the decrease in fuel and by the reduction of commercial costs.

Fuel costs increased 21.4% to R$ 570.2 million in 1Q07, compared with R$ 469.8 million in 1Q06 due to the 24.1% increase in litres consumed. Besides, the average cost per litre decreased 7.9% in the same period. During the 1Q07, the tankering program generated savings in our fuel expenses. Fuel costs by ASK decreased 11.1% .

Sales and marketing expenses decreased by 7.8% to R$ 187.3 million 1Q07, compared to R$ 203.1 million in 1Q06. The sales and marketing expenses represented 10.2% of total net revenues in 1Q07 against 12.8% in 1Q06, a reduction of 2.6 p.p. mainly due to a new variable commissioning policy and discounts and incentives revision. Sales and marketing expenses per ASK reduced 32.4% .

Aircraft and equipment leasing costs increased by 37.4% to R$ 225.2 million in 1Q07, compared with R$ 163.8 million in 1Q06, mostly due to the increase of 18 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 6 Fokker 100 and the 2.9% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK increased 0.7% .

Personnel costs increased by 40.9% to R$ 267.7 million in 1Q07, compared to R$ 190.0 million in 1Q06, principally due to the 65.2% increase in headcount from 10,086 to 16,665 in 1Q06 vs. 1Q07, respectively, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.4% .

Maintenance and repairs (except personnel) costs increased 34.7% to R$ 104.9 million in 1Q07, compared to R$ 77.8 million in 1Q06, mainly due to the increase in flown hours to 13.0, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 2.9% . Costs with maintenance and repairs (except personnel) by ASK decreased 1.3% .

Outsourced services increased by 10.0% to R$ 137.9 million in 1Q07, compared to R$ 125.4 million in 1Q06 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 2.9% and the incorporation of national stations. Outsourced services by ASK decreased 19.4% .

Landing, take-off and navigation charges increased 43.6% to R$ 99.3 million in 1Q07 compared with R$ 69.1 million in 1Q06, due to the increase of 11.1% in take-offs and navigation charges, given the increase of 25.5% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 5.3% .

Depreciation and amortization costs increased 17.9% to R$ 27.0 million in 1Q07 compared with R$ 22.9 million in 1Q06. Much of the increase arises from net additions in fixed assets from 1Q06 to 1Q07. The depreciation and amortization expense by ASK decreased 13.6% .

Aircraft insurance decreased 4.3% to R$ 8.5 million in the 1Q07 compared to R$ 8.9 million in 1Q06, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 21.5% in 1Q07 vs. 1Q06 and the net increase of 19 aircraft into our operating fleet The cost of aircraft insurance by ASK reduced 29.9% .

Other operating expenses increased by 68.3% to R$ 117.8 million in 1Q07, compared to R$ 70.0 million in 1Q06, consistent with the increase in our operations of 36.5% . Other operational expenses by ASK increased 23.4% .

Financial income (expense)

Our net financial result reached net revenue of R$ 2.4 million in 1Q07, compared with net expense of R$ 12.1 million in 1Q06. Mainly due to higher cash availability generating revenues from the financial applications and impact of 2.9% Real appreciation against US dollar.

Other net operating expenses

Other net operating expenses decreased 32.6% to R$ 7.3 million in 1Q07, compared to R$ 10.8 million in 1Q06, mainly because of the project to incorporate the national stations.

Income tax and social contribution

The Income tax and social contribution reached expenses of R$ 29.6 million in 1Q07, compared to income of R$ 67.9 million in 1Q06. Our effective tax rate was 33.3% in 1Q07 and 34.9% in 1Q06.

Net income for the period

Our net income reached R$ 59.2 million in 1Q07, compared with R$ 126.7 million in 1Q06, as a result of the matters above discussed that represented an reduction of 4.8 p.p. in margin, from 8.0% in 1Q06 to 3.2% in 1Q07.

EBIT

EBIT margin was 4.8%, reaching R$ 88.1 million in 1Q07, compared to R$ 188.6 in 1Q06. Our EBIT margin decreased 7.1 p.p. in 1Q07. The EBIT reduction was a consequence of the 15.4% RASK reduction, composed of 13.7% reduction in the yield and 1.7 p.p. in the load factor, partially offset by the reduction of 8.7% in CASK

EBITDAR

EBITDAR margin was 18.6%, reaching R$ 340.4 million in 1Q07, compared to R$ 375.5 million in 1Q06, representing a decrease in the EBITDAR margin of 5.1 p.p. in 1Q07 given the facts above mentioned

4 Fleet

The Company´s current operational fleet as at March, 31 is set out below

March 31
Model	In operation		Sub- leased		In devolution		Total
	2007	2006	2007	2006	2007	2006	2007	2006
	10	7	-	3	-	-	10	10
	55	37	-	-	-	-	55	37
	15	13	-	-	-	-	15	13
	16	22	-	-	2	2	18	24
	3	-	-	-	-	-	3	0
	99	79	0	3	2	2	101	84

5 US GAAP

For the enlightenment of the reader we set out below statements of income for the first quarters of balance sheets as at March 31, 2006 and March 31, 2007 – all prepared in accordance with accounting principles generally accepted in the USA – and known as US GAAP. The complete financial information including an explanatory note setting out a reconciliation between net income and shareholder’s equity at the second quarter and the independent auditors’ limited review report are set out separately in a specific report which is being disclosed simultaneously to this report, through the same media.

Statement of Income					First Quarter

	In cents of R$ per ASK				In millions of R$

US GAAP			Change			Change
	2007	2006	(%)	2007	2006	(%)

Gross operating revenue	17.40	20.65	-15.8	1,907.9	1,659.6	15.0
Flight revenue	16.01	19.64	-18.5	1,755.3	1,578.2	11.2
Domestic	9.96	14.78	-32.6	1,092.6	1,187.9	-8.0
International	4.61	3.57	29.1	506.0	287.2	76.2
Cargo	1.43	1.28	11.4	156.7	103.1	52.0
Other operating sales and/or services
revenues	1.39	1.02	37.3	152.6	81.4	87.3
Sales deductions and taxes	(0.72)	(0.92)	-21.7	(79.3)	(74,2)	6.9

Net sales and/or services revenue	16.67	19.73	-15.5	1,828.6	1,585.4	15.3

Cost of services rendered and
operating expenses
Fuel	(5.20)	(5.85)	-11.1	(570.2)	(469.8)	21.4
Selling and marketing expenses	(1.71)	(2.55)	-33.0	(187.3)	(203,1)	-8.7
Aircraft and equipment leasing	(1.17)	(1.00)	17.0	(127.9)	(80.3)	59.3
Personnel	(2.44)	(2.37)	3.0	(268.0)	(189.3)	40.5
Maintenance and repairs(except
personnel)	(0.96)	(0.97)	-1.0	(104.9)	(77.8)	34.7
Outsourced services	(1.26)	(1.48)	-14.9	(137.9)	(119.0)	15.9
Landing and take-off and navigation
charges	(0.91)	(0.86)	5.8	(99.3)	(69.1)	43.6
Depreciation and amortization	(0.52)	(0.69)	-24.6	(56.9)	(54.9)	3.3
Aircraft insurance	(0.08)	(0.11)	-27.3	(8.5)	(8.9)	-4.3
Others	(1.11)	(0.89)	24.7	(121.7)	(75.6)	69.6

Total cost of services rendered and
operating expenses	(15.34)	(16.77)	-8.5	(1,682.6)	(1,347.7)	24.8

Statement of Income					First Quarter

	In cents of R$ per ASK				In millions of R$

US GAAP			Chang			Change
	2007	2006	e (%)	2007	2006	(%)

Gross profit	1.33	2.96	-55.1	146.1	237.7	-38.6
Financial income	0.61	2.18	-72.0	66.9	175.6	-61.9

Income before income and social
contribution taxes	1.94	5.14	-62.3	213.0	413.3	-48.5

Income tax and social contribution	(0.68)	(1.81)	-62.4	(74.9)	(145.1)	-48.4

Income before minority interest	1.26	3.34	-62.3	138.1	268.2	-48.5
Minority interest	0.00	0.00		(0.2)	(0.2)	3.6

Net income for the quarter	1.26	3.33	-62.2	137.9	268.0	-48.5

Condensed Balance Sheet
(US GAAP – R$ million)

Assets	03.31.2007	12.31.2006

Current assets
Cash and cash equivalents	191,649	299,507
Short-term investments	1,834,150	2,153,471
Trade accounts receivable (net of allowance for doubtful
accounts – R$ 39,580 and R$ 38,387, respectively)	938,662	780,972
Inventories	124,008	113,875
Taxes recoverable	109,107	67,345
Prepaid expenses	111,873	117,327
Income tax and social contribution	13,080	25,425
Advances to aircraft manufacturers	179,323	221,793
Other receivables	51,277	72,765

	3,553,129	3,852,480

Long-term assets
Income tax and social contribution
Deposits in guarantee	157,609	144,444
Judicial deposits	59,012	55,577
Advances to aircraft manufacturers	379,379	130,915
Advances to aircraft maintenance	70,172	46,596
Other assets	13,873	26,346

	680,045	403,878

Permanent
Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,483,007	3,391,292

	3,492,757	3,401,042

Total assets	7,725,931	7,657,400

Liabilities and shareholders’ equity	03.31.2007	12.31.2006

Current liabilities
Suppliers	408,063	346,817
Lease payable, including current portion of long-term
obligations under financial lease	353,211	335,254
Short-term debt, including current portion of long-term debt	268,098	221,908
Debentures	39,953	60,588
Taxes and tariffs payable	71,114	63,783
Advance ticket sales	770,739	759,210
Salaries and payroll charges	147,209	194,128
Deferred gain on sale-leaseback	3 2,085	32,085
Provision for income tax and social contribution	43,686	1,993
Interest on own capital and dividends payable	166	137,269
Re-organization of Fokker 100 fleet	11,714	11,813
Other accounts payable	184,169	198,596

	2,330,207	2,363,444

Long-term liabilities
Obligations with financial leases	1,971,461	2,033,771
Long-term debt	217,482	230,864
Debentures	500,949	508,076
Re-organization of Fokker 100 fleet	57,198	62,806
Provision for contingencies	761,281	722,761
Deferred gain on sale-leaseback	31,168	9,284
Deferred gain on sale-leaseback	171,504	179,526
Other liabilities	10,823	12,226

	3,721,866	3,759,314

Minority interest	2,997	2,744

Shareholders’ equity	1,670,861	1,531,898

Total liabilities and shareholders’ equity	7,725,931	7,657,400

6. Comments on the numbers of the first quarter of 2006 are on BR GAAP, except as indicated:

Gross operating revenue

Our gross operating revenue increased 15.0% to R$1,907.9 million in 1Q07 compared to R$1,659.6 million in 1Q06, due to the increase in our demand by 33.2% and the reduction in our yield of 13.7% to 24.63 Real cents in 1Q07. The increase in RPK was mainly due to the supply increase of 36.5% resulting in a reduction of 1.8 pp in the average load factor to 70.8% in 1Q07. The total RASK decreased 15..5% to 16.72 Real cents, compared to 19.78 Real cents in 1Q06.

Gross domestic passenger revenue (including scheduled and charter passengers) decreased 8.0% to R$1,092.6 million in 1Q07, compared with R$1,187.9 million in 1Q06. Domestic scheduled yield decreased 29.0%, from 31.00 Real cents in 1Q06 to 22.00 Real cents in 1Q07, domestic demand (in RPK terms) increased 21.9% while the increase in the domestic supply (in ASK terms) was 22.4% resulting in a reduction in the load factor of 0.3 p.p. RASK scheduled domestic decreased 28.2% reaching 14.54 Real cents in 1Q07 compared to 20.25 Real cents in 1Q06.

Gross international passenger revenue (including scheduled and charter passengers) increased 76.2% to R$506.0 million in 1Q07 compared to R$287.2 million in 1Q06. Our international demand increased 64.2% and the international supply 78.2% resulting in a load factor decrease of 6.1p. p. reaching 71.2% to 77.3% in 1Q06. The yield scheduled international increased 7.2% reaching 19.78 Real cents in 1Q07. In dollar terms, yield scheduled international increased 11.8.0% from 8.39 Dollar cents in 1Q06 to 9.38 Dollar cents in 1Q07. The RASK scheduled international decreased 1.5% from 14.29 Real cents in 1Q06 to 14.07 Real cents in 1Q07. The reduction observed in the load factor was mainly due to the maturation of the new daily frequency to New York and to the beginning of the third frequency to Paris with an aircraft with higher capacity.

Gross cargo revenue (domestic and international) increased 52.0% to R$156.7 million in 1Q07 compared to R$103.1 million in 1Q06 due to the increase in our capacity, leveraged primarily by increase in the international supply of 78.2%, and consequent availability of more cargo space to TAM Express (the cargo product offered by TAM Linhas Aéreas S.A.).

Other gross revenue increased 87.3% to R$152.6 million in 1Q07, compared to R$81.5 million in 1Q06, mainly due to an increase in sale of Loyalty Program points and expired tickets, off set by the reduction in subleasing revenue, due to reintegration of A330s to our operational fleet.

Sales deductions and taxes

Sales deductions and taxes increased 6.9% to R$79.3 million in 1Q07, compared with R$74.2 million in 1Q06, due to the increase of 15.0% in our gross operating revenue which is the basis for the calculation.

Net operating revenue

Our net operating revenue increased 15.3% to R$1,828.6 million in 1Q07 compared with R$1,585.4 million in 1Q06.

Our cost of services and operating expenses increased by 24.8% to R$ 1,682.6 million in 1Q07, compared to R$ 1,347.8 million in 1Q06. The increase in cost of services and operating expenses is principally due to the increase aircraft leases, landing and take-off fees and navigational aid, personnel due to the incorporation of the national stations, and other expenses consequence of operations. The cost of services and operational expenses by ASK (CASK) decreased 8.5% to 15.34 Real cents in 1Q07, compared to 16.77 Real cents in 1Q06, mainly due to the improvement in aircraft utilization (daily hours flown increased to 13.0), by the appreciation of the Real exchange rate of 2.9%, by the decrease in fuel and by the reduction of commercial costs

Fuel costs increased 21.4% to R$ 570.2 million in 1Q07, compared with R$ 469.8 million in 1Q06 due to the 24.1% increase in litres consumed. Besides, the average cost per litre decreased 7.9% in the same period. During the 1Q07, the tankering program generated savings in our fuel expenses. Fuel costs by ASK decreased 11.0% .

Sales and marketing expenses decreased by 7.8% to R$ 187.2 million 1Q07, compared to R$ 203.1 million in 1Q06. The sales and marketing expenses represented 10.2% of total net revenues in 1Q07 against 12.8% in 1Q06, a reduction of 2.6 p.p. mainly due to a new variable commissioning policy and discounts and incentives revision. Sales and marketing expenses per ASK reduced 32.4% .

Aircraft and equipment leasing costs increased by 59.3% to R$ 127.9 million in 1Q07, compared with R$ 80.3 million in 1Q06, mostly due to the increase of 16 aircraft A320, 2 A319 and 3 aircraft MD11, compensated by the return of 3 Fokker 100 and the 2.9% appreciation of the Real against the US dollar. Aircraft and equipment leasing costs by ASK increased 16.8% .

Personnel costs increased by 41.6% to R$ 268.0 million in 1Q07, compared to R$ 189.3 million in 1Q06, principally due to the 65.2% increase in headcount from 10,086 to 16,665 in 1Q06 vs. 1Q07, respectively, partially compensated by an adjustment in our directive payroll that reduced 20% of the directors and 10% of the managers. The adjustment is aligned with the goal to gain efficiency and streamline the Company. Personnel costs per ASK increased 3.8% .

Maintenance and repairs (except personnel) costs increased 34.7% to R$ 104.9 million in 1Q07, compared to R$ 77.8 million in 1Q06, mainly due to the increase in flown hours to 13.0, the increase in our fleet and compensated by the change in our fleet mix (reduction of F100, the older aircraft in our fleet) and the appreciation of the Real against the US dollar of 2.9% . Costs with maintenance and repairs (except personnel) by ASK decreased 1.3% .

Outsourced services increased by 15.9% to R$ 137.9 million in 1Q07, compared to R$ 119.0 million in 1Q06 mainly due to increase in international distribution costs and the outsourcing, offset by the appreciation of the Real against the US dollar of 2.9% and the incorporation of national stations. Outsourced services by ASK decreased 15.1% .

Landing, take-off and navigation charges increased 43.6% to R$ 99.3 million in 1Q07 compared with R$ 69.1 million in 1Q06, due to the increase of 11.1% in take-offs and navigation charges, given the increase of 25.5% in kilometres flown and increase in international flights, which costs are higher than domestic. Landing, take-off and by ASK increased 5.3% .

Depreciation and amortization costs increased 3.7% to R$ 56.9 million in 1Q07 compared with R$ 54.9 million in 1Q06. Much of the increase arises from net additions in fixed assets from 1Q06 to 1Q07. The depreciation and amortization expense by ASK decreased 24.0% .

Aircraft insurance decreased 4.3% to R$ 8.5 million in the 1Q07 compared to R$ 8.9 million in 1Q06, principally due to better risk-class rating from our insurers, and the appreciation of the Real against the US dollar, compensated partially by the increase in the number of passengers carried in 21.5% in 1Q07 vs. 1Q06 and the net increase of 19 aircraft into our operating fleet The cost of aircraft insurance by ASK reduced 29.9% .

Other operating expenses increased by 60.9% to R$ 121.7 million in 1Q07, compared to R$ 75.6 million in 1Q06, consistent with the increase in our operations of 36.5% . Other operational expenses by ASK increased 17.9% .

Net financial result

Our net financial result reached net revenues of R$ 66.9 million in 1Q07, compared with R$ 175.6 million in 1Q06. Mainly due to higher cash availability generating revenues from the financial applications and impact of 2.9% Real appreciation against US dollar in 1Q07 compared to 22.7% in 1Q06.

Income tax and social contribution

Income tax and social contribution reached expenses of R$ 74.9 million in 1Q07 compared to R$ 145.1 million in 1Q06. Our effective tax rate was 35.2% in 1Q07 and 35.1% in 1Q06.

Net income

Our net income reached R$ 137.9 million in 1Q07, compared with R$ 268.0 million in 1Q06, as a result of the matters above discussed that represented an reduction of 9.4 p.p. in margin, from 16.9% in 1Q06 to 7.5% in 1Q07.

09.01 - Investments in Subsidiary and/or Associated Companies

1 - ITEM	2 - NAME OF THE SUBSIDIARY/ ASSOCIATED COMPANY	3 - NATIONAL CORPORATE TAXPAYERS' REGISTRY (CNPJ)	4 - CLASSIFICATION	5- % HOLDING IN THE CAPITAL OF THE INVESTEE	6 - % OF THE STOCKHOLDERS' EQUITY OF THE INVESTOR
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN THE CURRENT QUARTER (THOUSANDS)			9 - NUMBER OF SHARES HELD IN THE PRIOR QUARTER (THOUSANDS)

01	TAM - LINHAS AÉREAS S.A.	02.012.862/0001-60	Unlisted subsidiary	100.00	100.00
Industrial, commercial and other companies			2,604,602	2,604,602

02	TRANSPORTES AÉREOS DEL MERCOSUR S.A.	. . / -	Unlisted subsidiary	94.98	94.98
Industrial, commercial and other companies			87,653	87,653

10.01 – Characteristics of public or private issue of debentures

1 – ITEM	01
2 – Order no.	01
3 – CVM registration no.	CVM/SRE./DEB/2006/033
4 – DATe of CVM registration	12/09/2006
5 – Series issued	01
6 – Issue type	SIMPLE
7 – Type of issue	PUBLIC
8 – Date of issue	01/08/2006
9 – Due date	01/08/2012
10 – Type of debenture	Non-preference
11 – Current remuneration	104.5% of DI
12- Premium/ Discount
13 – Nominal value (REAIS)	10,000.00
14 – Amount issued (thousands of REAIS )	500,000
15 Quantity of titles issued (units)	50,000
16 – Titles in circulation (units)	50,000
17 – Titles in Treasury (units)	0
18 – Titles re-purchased (units)	0
19 – Titles converted (units)	0
20 – Titles still to be placed (units)	0
21 – Date of last interest rate adjustment
22 – Date of next event

13.01 - Business Projections

No information is provided.

16.01 - Other Information Considered Relevant by the Company

1 Breakdown of TAM’s Shareholders’

	03.31.2007

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM
Empreendimentos
e Participações
S.A.	58,180,635	97.31	20,370,935	22.44	78,551,570	52.17

Aerosystem S.A.
Empr. e
Participações	1,515,656	2.53	2,073,881	2.28	3,589,537	2.38

Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling
group	59,775,807	99.97	22,444,816	24.73	82,220,623	54.61

Mercado (Free Float)	16,148	0.03	68,326,570	75.27	68,342,718	45.39

Capital Total	59,791,955	100.00	90,771,386	100.00	150,563,341	100.00

On January 11, 2006 the Fiscal Council was introduce.

Shares belonging to members of the Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preferential			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of Director´s	6		2		8
Fiscal Council	0		0		0

Total	6		2		8

As part of our wish to show exemplary standards of governance, below we set out below the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.
Included in block of control
	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100.00

Agropecuária Nova Fronteira Ltda
Included in block of control
		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A. Empr. e
Participações
Included in block of control
	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida Oliveira Amaro	94,900	50.00	168,132	49.99	263,032	50.00
Maria Cláudia Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo Tadeu Senamo
Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	526,141	100.00

					03.31.2006

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Controlling group
TAM Empreendimentos e
Participações S.A.	58,180,638	97.31	20,454,657	22.92	78,635,295	52.76
Aerosystem S.A. Empr. e
Participações	1,515,656	2.53	2,073,881	2.32	3,589,537	2.41
Agropecuária Nova
Fronteira Ltda	79,516	0.13			79,516	0.05

Total controlling group	59,775,810	99.97	22,528,538	25.24	82,304,348	55.22

Directors			22,222	0.02	22,222	0.01

Free float	19,035	0.03	66,713,857	74.74	66,732,892	44.77

	59,794,845	100.00	89,264,617	100.00	149,059,462	100.00

On January 11,2006 the Fiscal Council was introduce.

Shares belonging to members of the members Board of Director´s and Fiscal Council which were lent by members of the controlling group and declared as part of the controlling group shares in this report

	Ordinary		Preference			Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Board of directors	6		2		8
Fiscal Council	0		0		0

	6		2		8

Shares belonging to directors included in the free float section

	Ordinary		Preferential		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Executive Officers			22,222	0.02	22,222	0.01

As part of our wish to show exemplary standards of governance, below we set out the shareholders who own more than 5% of the voting capital – directly or indirectly – and identify the individuals involved.

TAM Empreendimentos e Participações S.A.

	Ordinary shares

Shareholders	Quantity	%

Noemy Almeida Oliveira Amaro	1,057,199	0.76
Maria Cláudia Oliveira Amaro Demenato	51,209,658	36.92
Maurício Rolim Adolfo Amaro	51,209,658	36.92
Marcos Adolfo Tadeu Senamo Amaro	20,695,287	14.92
João Francisco Amaro	11,312,879	8.16
Shares in Treasury	3,216,284	2.32

Total	138,700,965	100.0

Agropecuária Nova Fronteira Ltda

		Quotas

Quotaholders	Quantity	%

Noemy Almeida Oliveira Amaro	2,965,988	45.71
Maria Cláudia Oliveira Amaro Demenato	1,267,179	19.53
Maurício Rolim Adolfo Amaro	1,267,179	19.53
Marcos Adolfo Tadeu Senamo Amaro	988,654	15.23

Total	6,489,000	100.00

Aerosystem S.A.
     Empr. e
     Participações

	Ordinary		Preference		Total

Shareholders	Quantity	%	Quantity	%	Quantity	%

Noemy Almeida
Oliveira Amaro	94,900	50.00	168,132	49,99	263,032	50.00
Maria Cláudia
Oliveira Amaro
Demenato	31,633	16.66	56,044	16.66	87,677	16.66
Maurício Rolim
Amaro	31,634	16.67	56,044	16.66	87,678	16.67
Marcos Adolfo
Tadeu Senamo
Amaro	31,633	16.66	56,045	16.67	87,678	16.66
João Francisco
Amaro	23	0.01	53	0.02	76	0.01

Total	189,823	100.00	336,318	100.00	506,569	100.00

2 Disputes

The Company has included a clause in its Statutes which obliges it to use the Market´s Arbitration Chamber in case of disputes.

17.01 - Report on the Special Review - Without Exception

Independent accountant’s review report

To the Board of Directors and Shareholders
TAM S.A.
São Paulo - SP

1
We have reviewed the interim financial information (ITR) of TAM S.A. and the interim financial information of this Company and its subsidiaries (consolidated interim financial information) for the three-month period ended March 31, 2007, which comprises the balance sheet, the statement of income, management report and other relevant information, prepared in accordance with accounting practices adopted in Brazil and rules issued by the Brazilian Securities and Exchange Commission (CVM).

2
Our review was performed in accordance with review standards established by IBRACON - The Brazilian Institute of Independent Auditors and the Federal Council of Accounting, which comprised mainly: (a) inquiry and discussion with management responsible for the accounting, financial and operational areas of the Company and its subsidiaries, regarding the main criteria adopted in the preparation of the interim financial information; and (b) review of post-balance sheet information and events which may have a material effect on the financial position and the operations of the Company and its subsidiaries.

3
Based on our review, we are not aware of any material changes which should be made to the interim financial information described above, for them to be in accordance with the accounting practices adopted in Brazil and the regulations issued by the Brazilian Securities and Exchange Commission (CVM), specifically applicable to the preparation of interim financial information.

4
Our review was performed with the objective of issuing a review report on the interim financial information, as described in the first paragraph. The individual and consolidated statements of cash flows and added value of TAM S.A. and its subsidiaries for the three-months period ended March 31, 2007 are supplementary information to the ITR, which are not required by the accounting practices adopted in Brazil, and have been included to facilitate additional analysis. These supplementary information were subject to the same review procedures applied to the aforementioned ITR and, in our opinion, is presented fairly, in all material respects, in relation to the ITR taken as a whole.

5
The information presented in the management report described as US GAAP (prepared in accordance with accounting principles generally accepted in the United States of America.), has been included to facilitate additional analysis of the Company and its subsidiaries, and it was not reviewed by us.

May 9, 2007

KPMG Auditores Independentes
CRC 2SP014428/O-6

Pedro Augusto de Melo	Alexandre Heinermann
Accountant CRC 1SP113939/O-8	Accountant CRC 1SP228175/O-0

Subsidiary/Associated Companies

Company name TAM - LINHAS AÉREAS S.A.

18.01 - Statement of Operations of Subsidiary and Associated Companies (R$ thousand)

1 - Code	2 – Description	3 – 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 -03/01/06 to 03/31/06
3.01	Gross sales and/or services revenue	1,870,821	1,870,821	1,623,756	1,623,756
3.01.01	Air transportation revenue – domestic	1,174,562	1,174,562	1,260,201	1,260,201
3.01.02	Air transportation revenue – international	538,275	538,275	279,425	279,425
3.01.03	Other operating sales and/or services revenues	157,984	157,984	84,130	84,130
3.02	Deductions	(78,576)	(78,576)	(73,855)	(73,855)
3.03	Net sales and/or services revenue	1,792,245	1,792,245	1,549,901	1,549,901
3.04	Cost of sales and/or services	(1,328,148)	(1,328,148)	(1,012,726)	(1,012,726)
3.04.01	Cost of services rendered	(1,328,148)	(1,328,148)	(1,012,726)	(1,012,726)
3.05	Gross profit	464,097	464,097	537,175	537,175
3.06	Operating expenses/income	(385,993)	(385,993)	(357,271)	(357,271)
3.06.01	Selling	(256,444)	(256,444)	(251,572)	(251,572)
3.06.02	General and administrative	(123,599)	(123,599)	(94,171)	(94,171)
3.06.02.01	Director´s Fees	(11,198)	(11,198)	(6,832)	(6,832)
3.06.02.02	Other expenses general and administrative	(112,401)	(112,401)	(87,339)	(87,339)
3.06.03	Financial	1,146	1,146	(919)	(919)
3.06.03.01	Financial income	70,278	70,278	45,966	45,966
3.06.03.02	Financial expenses	(69,132)	(69,132)	(46,885)	(46,885)
3.06.04	Other operating income
3.06.05	Other operating expenses	(7,096)	(7,096)	(10,609)	(10,609)
3.06.06	Equity in the earnings of subsidiaries

1 - Code	2 – Description	3 – 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 -03/01/06 to 03/31/06
3.07	Operating results	78,104	78,104	179,904	179,904
3.08	Non-operating results	4,247	4,247	5,578	5,578
3.08.01	Income	7,277	7,277	6,345	6,345
3.08.02	Expenses	(3,030)	(3,030)	(767)	(767)
3.09	Profit (loss) before taxes and profit sharing	82,351	82,351	185.482	185.482
3.10	Provision for income tax and social contribution	(47,088)	(47,088)	(39,951)	(39,951)
3.11	Deferred income tax	17,589	17,589	(25.920)	(25.920)
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	52,852	52,852	119.611	119.611
	Number of shares (thousand), excluding treasury
	stock	2,065	2,065	2,065	2,065
	Net income per share	25.59419	25.59419	57.92300	57.92300
	Loss per share

1 - Code	2 - Description	3 - 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 - 03/01/06 to 03/31/06
3.01	Gross sales and/or services revenue	49,875	49,875	44,895	44,895
3.01.01	Air transportation revenue	42,462	42,462	38,533	38,533
3.01.02	Other operating revenue	7,413	7,413	6,362	6,362
3.02	Deductions	(734)	(734)	(353)	(353)
3.03	Net sales and/or services revenue	49,141	49,141	44,542	44,542
3.04	Cost of sales and/or services	(32,329)	(32,329)	(26,746)	(26,746)
3.04.01	Cost of services rendered	(32,329)	(32,329)	(26,746)	(26,746)
3.05	Gross profit	16,812	16,812	17,796	17,796
3.06	Operating expenses/income	(13,200)	(13,200)	(13,402)	(13,402)
3.06.01	Selling	(9,972)	(9,972)	(10,561)	(10,561)
3.06.02	General and administrative	(1,944)	(1,944)	(2,109)	(2,109)
3.06.02.01	Director´s Fees	(143)	(143)	(200)	(200)
3.06.02.02	Other expenses general and administrative	(1,801)	(1,801)	(1,909)	(1,909)
3.06.03	Financial, net	(1,284)	(1,284)	(732)	(732)
3.06.03.01	Financial income	1,149	1,149	308	308
3.06.03.02	Financial expenses	(2,433)	(2,433)	(1,040)	(1,040)
3.06.04	Other operating income
3.06.05	Other operating expenses
3.06.06	Equity in the earnings of subsidiaries

1 - Code	2 - Description	3 - 03/01/07 to 03/31/07	4 - 03/01/07 to 03/31/07	5 - 03/01/06 to 03/31/06	6 - 03/01/06 to 03/31/06
3.07	Operating results	3,612	3,612	4,394	4,394
3.08	Non-operating results	1,423	1,423	(920)	(920)
3.08.01	Income	1,423	1,423
3.08.02	Expenses			(920)	(920)
3.09	Profit (loss) before taxes and profit sharing	5,035	5,035	3,474	3,474
3.10	Provision for income tax and social contribution
3.11	Deferred income tax
3.12	Statutory profit sharing and contributions
3.12.01	Profit sharing
3.12.02	Contributions
3.13	Reversal of interest on capital
3.15	Net income (loss) for the period	5,035	5,035	3,474	3,474
	Number of shares (thousand), excluding treasury stock	88	88	88	88
	Net income per share	57.21591	57.21591	39.47727	39.47727
	Loss per share

INDEX

GROUP	TABLE	DESCRIPTION	PAGE
01	01	Identification	1
01	02	Head Office	1
01	03	Investor Relations Officer (Company Mail Address)	1
01	04	General Information/Independent Accountant	1
01	05	Capital Composition	2
01	06	Characteristics of the Company	2
01	07	Companies Excluded from the Consolidated Financial information	2
01	08	Dividends Approved and/or Paid	2
01	09	Subscribed Capital and Alterations in the Current Year	3
01	10	Investor Relations Officer	3
02	01	Balance Sheet - Assets	4
02	02	Balance Sheet - Liabilities and Stockholders' Equity	5
03	01	Statement of Operations	6
04	01	Notes to the Interim Information	8
05	01	Comments on Company Performance	56
06	01	Consolidated Balance Sheet - Assets	57
06	02	Consolidated Balance Sheet - Liabilities and Stockholders' Equity	58
07	01	Consolidated Statement of Operations	60
08	01	Comments on Consolidated Performance	62
09	01	Investments in Subsidiary and/or Associated Companies	79
10	01	Characteristics of Public or Private Debenture Issues	80
16	01	Other Information Considered Relevant by the Company	82
17	01	Report on Limited Reviews - Without Exception	89
		TAM - Linhas Aéreas S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	91
		Transportes Aéreos Del Mercosur S.A.
18	01	Statement of Operations of Subsidiary and Associated Companies	93

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 10, 2007

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.